Exhibit 2.3

ASSET PURCHASE AGREEMENT

dated as of

August 17, 2021

by and between

Basic Energy Services, Inc.,

Basic Energy Services, L.P.,

C&J Well Services, Inc. and

KVS Transportation, Inc.,

as Sellers,

and

Berry Corporation (bry),

as Buyer

TABLE OF CONTENTS

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EXHIBITS, ANNEXES, SCHEDULES AND DISCLOSURE SCHEDULES

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Assignment and Bill of Sale
Exhibit C	Form of Assumption Agreement
Exhibit D	Form of Surface Deed
Exhibit E	Form of Seller Certificate
Exhibit F	Form of Intellectual Property Assignment
Exhibit G	Form of Buyer Certificate
Exhibit H	Form of Bid Procedures Order
Exhibit I	Allocation Methodologies

Annexes

Annex A	Surface Tracts
Annex B	Surface Leases
Annex C	Equipment
Annex D	Permits
Annex E	Vehicles and Vehicle Finance Leases
Annex F	Applicable Contracts

Schedules

Schedule 1.01	Assumed Indebtedness
Schedule 1.02	Assumed Prepetition Accounts Payable
Schedule 2.02(k)	Excluded Contracts and Other Assets
Schedule 5.02(a)	365 Schedule
Schedule 5.02(b)	Desired 365 Contracts

Disclosure Schedules

Disclosure Schedule 3.05(a)	Material Contracts
Disclosure Schedule 3.05(b)	Material Contract Defaults
Disclosure Schedule 3.06	Approvals
Disclosure Schedule 3.07	Environmental Matters
Disclosure Schedule 3.08	Litigation
Disclosure Schedule 3.09(b)	Intellectual Property
Disclosure Schedule 3.10	Insurance Coverage
Disclosure Schedule 3.11	Taxes
Disclosure Schedule 3.12	Existing Letters of Credit
Disclosure Schedule 3.13	Preferential Purchase Rights
Disclosure Schedule 3.15(a)	Owned Real Property
Disclosure Schedule 3.15(b)	Leased Real Property
Disclosure Schedule 3.16(a)	Seller Employees
Disclosure Schedule 3.16(b)	Labor and Employment Matters
Disclosure Schedule 3.17	Employee Benefit Matters
Disclosure Schedule 3.19	Material Customers and Suppliers
Disclosure Schedule 3.20	Transactions with Affiliates
Disclosure Schedule 5.01	Operating Covenants

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) dated as of August 17, 2021 (the “Execution Date”), is entered into by and between Berry Corporation (bry), a Delaware corporation (“Buyer”), and Basic Energy Services, Inc., a Delaware corporation (“Basic”), Basic Energy Services, L.P., a Delaware limited partnership (“Basic LP”), C&J Well Services, Inc., a Delaware corporation (“C&J”), and KVS Transportation, Inc., a California corporation (“KVS” and, together with Basic, Basic LP and C&J, each a “Seller” and, collectively, “Sellers”). Buyer and Sellers are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”

W I T N E S E T H:

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, the Assets (as defined below);

WHEREAS, Sellers and certain of their affiliates are contemplating filing voluntary petitions for relief (the “Bankruptcy Cases”) under chapter 11 of the Bankruptcy Code in the Bankruptcy Court;

WHEREAS, Sellers desire to sell, transfer and assign to Buyer, and Buyer desires to purchase and acquire from Sellers, the Assets, and, in connection therewith, the Parties desire for Buyer to assume the Assumed Liabilities; and

WHEREAS, Sellers’ ability and obligation to consummate the Transactions are subject to, among other things, the entry of the Sale Order.

NOW, THEREFORE, in consideration of the mutual promises, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01      Definitions. The capitalized terms used but not defined herein and defined in Exhibit A shall have the meanings set forth in Exhibit A hereto, which is incorporated herein by reference.

ARTICLE II
PURCHASE AND SALE

Section 2.01      Purchase and Sale of the Assets. Subject to the terms and conditions and for the consideration herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers agree to sell, assign, convey and deliver to Buyer, and Buyer agrees to purchase and acquire from Sellers at the Closing, all of Sellers’ right, title and interest in, to and under the assets described below and other than the Excluded Assets (collectively, the “Assets”), in all cases free and clear of all Liens other than Permitted Liens:

(a)          the fee surface tracts described on Annex A (collectively, the “Surface Tracts”);

(b)          all surface leases, subleases or licenses described on Annex B (collectively, the “Surface Leases”) and all rights in respect thereof or appertaining thereto, including, without limitation, any surface facilities, yards, shops, and offices located on the Surface Leases, together with all fixtures, buildings, structures or other improvements thereon;

(c)          (i) all equipment, machinery, fixtures, furniture, buildings, structures, improvements and other real, personal and mixed property, operational and nonoperational, located on the Properties (except for any such personal property leased from Third Parties), which shall include, but not be limited to, that property described on Part 1 of Annex C, provided that such property is located on the Properties, and (ii) all equipment, machinery, fixtures, furniture, buildings, structures, improvements and other real, personal and mixed property, operational or nonoperational, located off the Properties, used or held for use primarily in connection with, or otherwise primarily attributable to, the ownership of the Assets or the Business (except for any such personal property leased from Third Parties), which shall include, but not be limited to, that property described on Part 2 of Annex C;

(d)          to the extent assignable, transferrable or re-issuable by Sellers to Buyer, all Permits set forth on Annex D (and, for the avoidance of doubt, to the extent consent is required under Applicable Law, solely to the extent the applicable Governmental Authority consents to or otherwise approves the assignment or transfer of the applicable Permit) (provided that Sellers shall use commercially reasonable efforts prior to Closing to obtain any necessary consent to assignment, but shall not be required to pay any fees or other amounts to Third Parties in connection with obtaining any such consents);

(e)          all Assigned Contracts and any and all amendments, ratifications or extensions of the foregoing (collectively, the “Purchased Contracts”);

(f)           to the extent, and only to the extent, in the possession of Sellers or their Affiliates and related primarily to the Assets or the Business, all books, records, files, reports, and accounting records and copies of Tax records, including: (i) land and title records (including lease files, Third Party brokerage information, run sheets, abstracts of title, surveys, maps, title opinions and title curative documents); (ii) Contract files; (iii) correspondence; (iv) facility files (including construction records); and (v) environmental, regulatory, accounting and copies of Tax records (such materials, excluding the Excluded Records, the “Data”); provided, however, that (1) rights to receive access to and copies of such Data from Third Parties shall accrue to Buyer only to the same extent as such rights are vested in Sellers and (2) Sellers shall be permitted to keep copies of the Data;

(g)          all of the trucks, trailers, vehicles and other rolling stock described on Part 1 of Annex E (the “Vehicles”), and all finance leases described on Part 2 of Annex E corresponding to such Vehicles (the “Vehicle Finance Leases”);

(h)          all Acquired Accounts Receivable;

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(i)           all rights, claims, causes, causes of action, remedies, warranties, indemnities, defenses rights of set-off, rights of recoupment, and rights to payment or to enforce payment and credits of any Seller to the extent arising from or related to the Assets (other than the Excluded Assets) or the Business or any Assumed Liability (other than any Excluded Liabilities), including all rights of any Seller under or pursuant to all warranties, representations and guarantees made by suppliers, vendors, manufacturers and contractors, to any Seller to the extent arising from or related to the Assets (other than the Excluded Assets) or the Business or any Assumed Liability (other than any Excluded Liabilities);

(j)           all inventory wherever located, including all semi-finished and finished goods, raw materials, works in progress, packaging, supplies, tooling and parts, whether held at any location or facility of any Seller or in transit to any Seller, in each case, as of the Closing Date and primarily related to the Business;

(k)          all Owned Intellectual Property and all of Sellers’ right, title, and interest in and to any Business Intellectual Property and Business IT Assets, and all goodwill associated therewith any symbolized thereby and all rights and privileges relating to or pertaining to the foregoing Intellectual Property, including all usernames, passwords, and credentials used to access, use, manage, maintain, or renew any domain names or social media accounts included in the foregoing (collectively, the “Purchased Intellectual Property”);

(l)           all tangible personal property, including all computers and computer hardware, together with all users’ manuals, training manuals, sales literature and other system and operations documentation relating to such computers, including, in each case, all rights purchased subject to any conditional sales or title retention agreement in favor of any other Person used or held for use primarily in connection with, or otherwise attributable primarily to, the Business;

(m)         all customer and supplier lists and other proprietary sales information related to the Business or the Assets;

(n)          all goodwill of the Business;

(o)          to the extent owned by Sellers, the names “Pool Services”, “C&J Well Services”, “KVS Trucking” and all variations and derivations thereof and any trademark, trade name, logo or symbol containing such names;

(p)          all intangible rights, inchoate rights, transferable rights under warranties made by prior owners, manufacturers, vendors, contractors and Third Parties, and rights accruing under applicable statutes of limitation or prescription to the extent related or attributable to the Assets described in clauses (a) through (o) above on or after the Closing Date;

(q)          all rights to any Tax refunds (or credits in lieu thereof) to the extent allocated to Buyer under Section 7.06(a); and

(r)           all other properties, rights, titles, interests and other assets owned by Sellers, or in which Sellers have an interest, to the extent related primarily to or held for use primarily in connection with the Business to the extent the same are not Excluded Assets or Excluded Liabilities.

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To the extent the assignment of any Asset to Buyer pursuant to this Agreement requires the consent of or payment of a fee to any Third Party notwithstanding the entry of the Sale Order then such Asset shall not be assigned to Buyer (and shall constitute an Excluded Asset) unless such consent is obtained or Buyer pays any fee required to effect such assignment (provided that Seller shall not be required to pay any fees or other amounts to Third Parties in connection with obtaining any such consents).

Section 2.02      Excluded Assets. Notwithstanding the foregoing provisions of this Article II, any assets of Sellers that are not described or otherwise identified as Assets in Section 2.01, together with all of the following assets, shall not constitute Assets and shall not be sold, assigned or conveyed to Buyer pursuant to this Agreement (such assets as described herein below, the “Excluded Assets”):

(a)          all cash and cash equivalents of Sellers;

(b)          all corporate and financial records of Sellers and all Excluded Records;

(c)          all Contracts of insurance or indemnity, subject to Section 10.01;

(d)          all proceeds, income or revenues attributable to the Assets, other than proceeds received on account of the Acquired Accounts Receivable or any Casualty or Condemnation Loss, with respect to any period of time prior to the Closing Date;

(e)          all rights, claims, demands and causes of action of Sellers under this Agreement;

(f)           all rights, claims (including any claim as defined in section 101 of the Bankruptcy Code), causes, causes of action, remedies, defenses rights of set-off, rights of recoupment, and rights to payment or to enforce payment and credits of any Seller except to the extent arising from or related directly to the Assets or the Business attributable to any period of time on or after the Closing Date or any Assumed Liability;

(g)          all rights of Sellers to any Tax refunds (or credits in lieu thereof) other than the Tax refunds (or credits in lieu thereof) described in Section 2.01(q);

(h)          any prepayments or good faith or other deposits submitted by any Third Party under the terms of the Bid Procedures Order;

(i)           any of Sellers’ rights, claims and causes of action under the Bankruptcy Code and any Avoidance Actions in which Sellers have or will have rights;

(j)           the name “Basic Energy” and all variations and derivations thereof and any trademark, trade name, logo or symbol containing such names;

(k)          all Contracts and other assets listed on Schedule 2.02(k);

(l)           any executory contracts or unexpired leases that are not Desired 365 Contracts;

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(m)         all Existing Letters of Credit and cash deposits and proceeds of such Existing Letters of Credit;

(n)          all equipment and Data to the extent primarily related or used or held for use primarily in connection with Excluded Assets or Excluded Liabilities;

(o)          all Permits, except as set forth in Section 2.01(d);

(p)          except for the Vehicles, all trucks, trailers, vehicles and other rolling stock;

(q)          all office equipment, computers and hardware of Sellers to the extent not primarily used in the Business;

(r)           except for the Purchased Intellectual Property, all Intellectual Property owned by Sellers;

(s)          all assets excluded pursuant to the express terms of this Agreement, including Section 2.12 or Section 5.02;

(t)           except to the extent related to any Assumed Liabilities, all audit rights arising under any of the Applicable Contracts or otherwise with respect to (i) any period prior to the Closing Date, with respect to the Assets or (ii) any of the Excluded Assets or Excluded Liabilities;

(u)          any assets or properties described in Section 2.01 that are not assignable to Buyer pursuant to this Agreement after giving effect to the Sale Order;

(v)          all engagements and similar letters and agreements with Sellers’ legal advisors, it being agreed that Buyer shall have no right to claim, own or waive any attorney-client or similar privilege in favor of Sellers or any of their Affiliates with respect to the ownership or operation of the Assets;

(w)         all equity interests of any Subsidiaries owned by any Seller; and

(x)          any assets or properties otherwise expressly identified as Excluded Assets or Excluded Liabilities under this Agreement.

Section 2.03      Consideration. As consideration for the Assets, Buyer shall pay or deliver to Sellers in accordance with this Agreement, $27,000,000 in cash (the “Purchase Price”) and assume all Assumed Liabilities in accordance with this Agreement. The Purchase Price shall be paid as provided in Section 2.05 and shall be subject to adjustment as provided in Section 2.04 and Section 2.06. The Purchase Price, as increased or reduced, as applicable, in accordance with this Agreement, is referred to as the “Adjusted Purchase Price”.

Section 2.04      Adjustments to the Purchase Price. Adjustments to the Purchase Price shall be made according to this Section 2.04.

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(a)          Upward Adjustments. The Purchase Price shall be adjusted upward by the following, but only to the extent such items relate to the Assets:

(i)          an amount equal to all Property Expenses (including prepaid Property Expenses, but excluding Taxes) attributable to the Assets paid or borne by Sellers (or applied by a Person against Property Expenses owed to such Person as an offset against amounts due and payable to Sellers) in the Ordinary Course of Business prior to the Closing Date, whether paid by (or applied as an offset against amounts due and payable to) Sellers (x) prior to the Closing Date or, (y) with the consent of Buyer, after the Closing Date but prior to the determination of the Adjusted Purchase Price, in all cases to the extent attributable to the period on or after the Closing Date;

(ii)         the amount of Cure Costs, if any, by which the Purchase Price is to be increased pursuant to Section 5.02; and

(iii)        the Acquired Accounts Receivable Adjustment Amount minus an amount equal to the sum of (x) the Assumed Prepetition Accounts Payable and (y) all Postpetition Accounts Payable that are Assumed Liabilities or are otherwise assumed by Buyer pursuant to Section 2.16, to the extent such sum is a positive number; provided that if such sum is a negative number there shall be no upward adjustment to the Purchase Price pursuant to this Section 2.04(a)(iii) and instead the absolute value of such negative number (the “AR/AP Reduction Amount”) shall be a downward adjustment to the Purchase Price pursuant to Section 2.04(b)(iii).

(b)          Downward Adjustments. The Purchase Price shall be adjusted downward by the following:

(i)          an amount equal to the Assumed Indebtedness, if any;

(ii)         an amount equal to all Excess Cure Costs, if any, paid or economically borne by Buyer; and

(iii)        an amount equal to the AR/AP Reduction Amount, if any.

(c)          Tax Adjustments/Apportionment of Prepaid Expense Items.

(i)          The Parties agree to adjust the Purchase Price (A) downward by the amount of any Non-Income Taxes allocated to Sellers pursuant to the provisions of Section 7.06 but that are or will be paid or economically borne by Buyer, and (B) upward by the amount of any Non-Income Taxes allocated to Buyer pursuant to the provisions of Section 7.06 but that are or will be paid or economically borne by Sellers.

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(ii)         For purposes of the Purchase Price, to the extent not otherwise expressly provided for under the definition of “Property Expenses,” Section 2.04(a) and Section 2.04(b), those other items of expenses and accounts payable in relation to the Assets (other than Taxes) that are paid or payable on an annual, quarterly, monthly or other regular periodic basis and relate to a period before or after the Closing Date (“Prorated Expense Items”) shall be prorated as of the Closing Date and apportioned, such that Buyer will receive the economic benefit or burden, as applicable, of all such items on and after the Closing Date and Sellers shall receive the economic benefit or burden, as applicable, of all such items for the period prior to the Closing Date. After the Closing Date, (x) if Buyer receives any bills or accounts or any reimbursement for prepaid expenses in relation to Prorated Expense Items that are attributable in whole to the period prior to the Closing Date, then Buyer shall promptly forward the same to Sellers (and Sellers shall, in the case of any such bills or accounts, promptly pay such amounts), (y) if Sellers receive any bills or accounts or any reimbursement for prepaid expenses in relation to the Prorated Expense Items that are attributable in whole to the period on or after the Closing Date, then Sellers shall promptly forward the same to Buyer (and Buyer shall, in the case of any such bills or accounts, promptly pay such amounts) and (z) if Buyer or Sellers receive any bills or accounts or any reimbursements for prepaid expenses in relation to the Prorated Expense Items that are attributable in part to the period prior to the Closing Date, and in part to the period on and after the Closing Date, the amount thereof shall be apportioned between Sellers, on the one hand, and Buyer, on the other hand, respectively, as of the Closing Date, based on the number of days in such period falling prior to the Closing Date, on the one hand, and on and after the Closing Date, on the other hand. In the case of bills or accounts referred to in clause (z), the party receiving the same shall be required to pay only such portion of such bill or account for which it is responsible in accordance with this Section 2.04(c)(ii).

(d)          Closing Statement.

(i)          Sellers shall prepare and deliver to Buyer, not less than five (5) Business Days before the Closing Date, a statement (the “Closing Statement”) setting forth Sellers’ calculation of the adjustments to the Purchase Price provided in this Section 2.04, using reasonable estimates where actual amounts are not known at such time, and Sellers’ calculation of the estimated Adjusted Purchase Price; such estimated Adjusted Purchase Price (as such may be modified pursuant to any changes proposed by Buyer and accepted by Sellers) shall be referred to as the “Closing Date Adjusted Purchase Price.” The Closing Statement shall be prepared by Sellers in good faith in accordance with this Agreement, including Section 2.08 and shall include reasonable supporting detail for each adjustment or estimate included therein. If Buyer has any questions or disagreements regarding the Closing Statement, then, upon written request by Buyer, at least two (2) Business Days prior to the Closing Date, Sellers and Buyer shall in good faith attempt to resolve any disagreements, and Sellers shall afford Buyer the opportunity to examine the Closing Statement and such supporting schedules, analyses and workpapers on which the Closing Statement is based or from which the Closing Statement is derived as are reasonably requested by Buyer. If (A) Buyer and Sellers agree on changes to the Closing Statement based on such discussions, then the Closing Date Adjusted Purchase Price shall be paid at Closing based on such changes; or (B) Buyer and Sellers do not agree on changes to the Closing Statement, then absent manifest error, the Closing Date Adjusted Purchase Price shall be paid at the Closing based on the amounts set forth in the Closing Statement; provided, however, that in either of clauses (A) or (B), appropriate adjustments to the Purchase Price shall be made after the Closing pursuant to Section 2.06.

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(ii)         Sellers will include in the Closing Statement Sellers’ good faith calculation of the prorations provided for in Section 2.04(c). If final bills or accounts in relation to any Prorated Expense Items referred to in Section 2.04(c) are not available or have not been issued prior to that date for any Prorated Expense Item, Sellers shall estimate the amount of each such item in good faith and in accordance with customary industry practices, and such estimate shall be reflected in the Closing Statement. The amount payable by Buyer at the Closing will be increased or decreased to reflect the net amount owing between the Parties as shown on the Closing Statement, using such estimates where necessary. Final adjustment between the Parties as to any item used in the preparation of the Closing Statement in accordance with this Section 2.04 shall be made in accordance with Section 2.06 and Section 7.06.

Section 2.05      Closing. The closing of the purchase and sale of the Assets, the assumption by Buyer of the Assumed Liabilities and the other transactions contemplated herein (the “Closing”) shall take place at the offices Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas 75201, as soon as possible, but in no event later than two (2) Business Days, after satisfaction or waiver by the requisite Parties of the conditions to Closing set forth in Article VIII (other than those conditions that by their nature cannot be satisfied until the time of Closing, but subject to the satisfaction or waiver by the requisite Parties of those conditions), or at such other time or place as Buyer and Sellers may agree in writing. At and as of the Closing:

(a)          Pursuant to section 363 of the Bankruptcy Code, effective as of the Closing, Sellers shall sell, assign and convey all Assets (other than Excluded Assets) to Buyer free and clear of all Liens other than Permitted Liens;

(b)          Buyer shall assume, and from and after the Closing, shall perform and pay when due, all Assumed Liabilities; provided that Buyer shall not assume and shall not be obligated to assume or be obligated to pay, perform or otherwise discharge any obligation of Sellers that are not expressly Assumed Liabilities, including, without limitation, any Excluded Liabilities;

(c)          Sellers shall deliver to Buyer the following instruments, each dated as of the Closing Date, properly executed by an authorized officer or representative of the applicable Seller(s) and, where appropriate, acknowledged:

(i)          an Assignment and Bill of Sale Without Warranty in the form of Exhibit B (the “Assignment and Bill of Sale”);

(ii)         an Assumption Agreement between Sellers and Buyer in the form of Exhibit C (the “Assumption Agreement”);

(iii)        a Deed Without Warranty pertaining to each Surface Tract in the form of Exhibit D (collectively, the “Surface Deeds”);

(iv)        a certificate in the form of Exhibit E;

(v)         a properly completed and duly executed IRS Form W-9 of each Seller, establishing that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code and that such Seller is exempt from U.S. back-up withholding, in each case, in form and substance reasonably acceptable to Buyer;

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(vi)        a Purchased Intellectual Property Assignment in the form of Exhibit F (the “Intellectual Property Assignment”);

(vii)       executed documentation necessary to transfer title of the Vehicles from each applicable Seller to Buyer;

(viii)      Joint Written Instructions; and

(ix)        any other agreements, instruments and documents that are required by other terms of this Agreement to be executed and/or delivered by Sellers at or prior to the Closing;

(d)          Buyer shall deliver to Sellers executed counterparts of the following instruments each dated the Closing Date, properly executed by an authorized officer or representative of Buyer and, where appropriate, acknowledged:

(i)          a certificate in the form of Exhibit G;

(ii)         the Assignment and Bill of Sale;

(iii)        the Intellectual Property Assignment;

(iv)        the Assumption Agreement;

(v)         the Surface Deeds;

(vi)        Joint Written Instructions; and

(vii)       any other agreements, instruments and documents that are required by other terms of this Agreement to be executed and/or delivered by Buyer at or prior to the Closing;

(e)          Buyer shall deliver an amount equal to the Closing Date Adjusted Purchase Price less an amount equal to the Escrow Funds, by wire transfer of immediately available funds, to one or more accounts designated by Sellers.

Section 2.06      Final Settlement Statement.

(a)          As soon as practical and, in any event, no later than sixty (60) calendar days after the Closing Date, Buyer shall prepare and deliver to Sellers a statement (the “Final Settlement Statement”) setting forth Buyer’s calculation of the adjustments to the Purchase Price in accordance with Section 2.04). The Final Settlement Statement shall be prepared in accordance with this Agreement and on a basis consistent with the preparation of the Closing Statement as described in Section 2.04(d) and shall set forth Buyer’s calculation of the Adjusted Purchase Price.

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(b)          Following the delivery of the Final Settlement Statement, Buyer shall afford Sellers the opportunity to examine the Final Settlement Statement and Buyer’s calculation of the Adjusted Purchase Price, and such supporting schedules and analyses as are reasonably necessary and appropriate in connection with such review. Buyer shall cooperate with Sellers in such examination, including responding to questions asked by Sellers, and Buyer shall make available to Sellers any records under Buyer’s control that are requested by Sellers in connection with such review.

(c)          If, within fifteen (15) calendar days following delivery of the Final Settlement Statement to Sellers, Sellers have not delivered to Buyer written notice (the “Objection Notice”) of Sellers’ objections to the Final Settlement Statement or Buyer’s calculation of the Adjusted Purchase Price (which Objection Notice in order to be valid must contain a statement describing in reasonable detail the items objected to, the basis of such objections and Sellers’ calculation of the amount(s) for the items objected to that Sellers assert should be used for purposes of the Final Settlement Statement), then the Adjusted Purchase Price as set forth in such Final Settlement Statement shall be deemed final and conclusive. In addition, Buyer’s calculations of the Adjusted Purchase Price as set forth in the Final Settlement Statement which are not objected to in the Objection Notice shall be deemed final and conclusive.

(d)          If Sellers deliver the Objection Notice satisfying Section 2.06(c) above, within such fifteen (15)-day period, then Sellers and Buyer shall endeavor in good faith to resolve the objections of Sellers set forth in the Objection Notice for a period not to exceed fifteen (15) calendar days from the date of delivery of the Objection Notice. If at the end of such fifteen (15)-day period there are any objections that remain in dispute, then either Buyer or Sellers may require by written notice to the other that the remaining objections in dispute be submitted for resolution to an independent accounting firm to be selected jointly by Buyer and Sellers within the ten (10) calendar days following a written request by Buyer or Sellers or, if Buyer and Sellers are unable to mutually agree within such ten (10)-day period, such accounting firm shall be the Dallas, Texas office of Grant Thornton LLP (such jointly selected accounting firm or Grant Thornton LLP, the “Referee”). The Referee’s engagement shall be limited to the resolution of disputed amounts set forth in the Final Settlement Statement that have been identified by Sellers in the Objection Notice, which resolution shall be in accordance with this Agreement and no other matter relating to the Final Settlement Statement shall be subject to determination by the Referee except to the extent affected by resolution of the disputed amounts. In connection with the engagement of the Referee, each of Buyer and Sellers shall execute any engagement, indemnity and other agreement as the Referee shall require as a condition to such engagement. If Grant Thornton LLP is unable or unwilling to serve as the Referee and Buyer and Sellers are unable to agree upon the designation of a Person as substitute arbitrator, then Buyer or Sellers, or either of them, may in writing request the Bankruptcy Court to appoint the substitute referee; provided that such Person so appointed shall be a national or regional accounting firm with no prior material relationships with Buyer or Sellers or their respective Affiliates and shall have experience in auditing companies engaged in oil and gas wellsite service activities.

(e)           The Referee shall determine such items of the calculation of the Adjusted Purchase Price as are disputed within thirty (30) calendar days after the objections that remain in dispute are submitted to it.

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(f)           If any disputed items are submitted to the Referee for resolution, (i) each of Buyer and Sellers shall furnish to the Referee such workpapers and other documents and information relating to such disputed items as the Referee may request and are available to that Party or its Affiliates (or its independent public accountants) and will be afforded the opportunity to present to the Referee any materials relating to the determination of the matters in dispute and to discuss such determination with the Referee prior to any written notice of determination hereunder being delivered by the Referee; (ii) the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either Party or less than the smallest value for such objection claimed by either Party; (iii) the determination by the Referee of items of the calculation of the Adjusted Purchase Price, as applicable, as set forth in a written notice delivered to Sellers and Buyer by the Referee, shall be made in accordance with this Agreement and shall be binding and conclusive on the Parties and shall constitute an arbitral award that is final, binding and unappealable (absent manifest error or fraud) and upon which a judgment may be entered by a court having jurisdiction thereof; and (iv) the fees and expenses of the Referee (the “Audit Fees”) shall be paid by and apportioned between Buyer and Sellers based on the aggregate dollar amount in dispute and the relative recovery as determined by the Referee or Sellers and Buyer, respectively (such that, by way of example, if the amount in dispute is $100 and it is resolved $70 in favor of Buyer and $30 in favor of Sellers, then Sellers would bear 70% of the Audit Fees and Buyer would bear 30% of the Audit Fees).

Section 2.07      Post-Closing Payments.

(a)          If the Closing Date Adjusted Purchase Price is greater than the Adjusted Purchase Price determined in accordance with Section 2.06 (the amount by which the Closing Date Adjusted Purchase Price exceeds the Adjusted Purchase Price herein referred to as the “Closing Amount Excess”), then Sellers and Buyer shall jointly instruct the Escrow Agent to release to (i) Buyer an amount equal to the Closing Amount Excess and (ii) to Sellers an amount equal to the difference between the Closing Amount Excess and the Purchase Price Escrow Amount, if any; provided that to the extent that the Closing Amount Excess exceeds the Purchase Price Escrow Amount, Sellers shall pay to Buyer such excess amount within five (5) Business Days of the final determination of the Adjusted Purchase Price in accordance with Section 2.06 in addition to the release of the full balance then-held in the Escrow Account.

(b)          If the Adjusted Purchase Price determined in accordance with Section 2.06 is greater than the Closing Date Adjusted Purchase Price (the amount by which the Adjusted Purchase Price exceeds the Closing Date Adjusted Purchase Price herein referred to as the “Closing Amount Shortfall”), then (i) Sellers and Buyer shall jointly instruct the Escrow Agent to release to Sellers the full balance then-held in the Escrow Account and (ii) Buyer shall pay to Sellers the Closing Amount Shortfall within five (5) Business Days of the final determination of the Adjusted Purchase Price in accordance with Section 2.06.

(c)          Sellers shall pay to Buyer, and Buyer shall pay to Sellers, as applicable, any post-Closing payments as may be required herein, including pursuant to Section 2.10, Section 2.11 or Section 7.06. Notwithstanding the foregoing, neither Party shall be obligated to account for or remit to the other Party any Property Expenses or proceeds attributable to the Assets or the Business after the date that is thirty (30) days following the date the final Adjusted Purchase Price is agreed by the Parties or finally determined by the Referee in accordance with Section 2.06.

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Section 2.08      No Duplicative Effect; Methodologies. The provisions of Section 2.04, Section 2.06, this Section 2.08 and of any other Transaction Document shall apply in such a manner so as not to give the components and calculations duplicative effect to any item of adjustment and the Parties covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or reduction) more than once in the calculation of (including any component of) the Adjusted Purchase Price, or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or reduction) would be to cause such amount to be overstated or understated for purposes of such calculation. “Incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP standards, as applied by Sellers consistent with past practice, subject to the other provisions in this Section 2.08; provided if not determinable pursuant to the foregoing, the date an item or work is ordered is not the date of a transaction or incurrence for settlement purposes in the Closing Statement or Final Settlement Statement and otherwise under this Agreement, as applicable, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, is the relevant date, regardless of when the applicable invoice was sent. The Parties acknowledge and agree that, if there is a conflict between a determination, calculation, methodology, procedure or principle set forth in the definitions contained in this Agreement, as applicable, on the one hand, and those provided by GAAP, on the other hand, (i) the determination, calculation, methodology, procedure or principle set forth in this Agreement, as applicable, shall control to the extent that the matter is specifically provided for in this Agreement and (ii) the determination, calculation, methodology, procedure or principle prescribed by GAAP, as applied by Sellers consistent with past practice, shall control to the extent the matter is not so addressed in this Agreement, as applicable, or requires reclassification as an asset or liability to be included in a line item or specific adjustment.

Section 2.09      Purchase Price Deposit.

(a)          Escrow Deposit. Not later than one (1) Business Day after the Execution Date, Buyer shall deposit into the Escrow Account, by wire transfer of immediately available funds, an amount equal to $2,700,000 (such amount, together with any interest earned thereon, the “Escrow Funds”).

(b)          Distribution of Escrow Funds. The Escrow Funds shall be distributed as follows:

(i)          if this Agreement is terminated prior to Closing for any reason, the Escrow Funds shall be delivered in accordance with Section 9.02; or

(ii)         if the Closing shall occur, Buyer and Sellers shall execute and deliver written instructions at Closing to the Escrow Agent, directing the Escrow Agent to (A) retain $1,350,000 of the Escrow Funds (the “Purchase Price Escrow Amount”) for purposes of satisfying Sellers’ obligations pursuant to Section 2.06, which Purchase Price Escrow Amount shall be held and distributed in accordance with Section 2.09(c) and (B) disburse to Sellers an amount equal to (i) the Escrow Funds less (ii) the Purchase Price Escrow Amount to Sellers (the “Joint Written Instructions”) as a credit towards the Closing Date Adjusted Purchase Price.

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(c)          Distribution of Purchase Price Escrow Amount. Upon final determination of the Adjusted Purchase Price pursuant to Section 2.06:

(i)          if Buyer is entitled to a distribution of all or a portion of the Escrow Funds pursuant to Section 2.07(a), then Sellers and Buyer shall promptly and jointly instruct the Escrow Agent to deliver (1) to Buyer out of the Escrow Funds an amount in cash equal to the Closing Amount Excess (or if the Closing Amount Excess exceeds the Purchase Price Escrow Amount, the full amount of cash in the Escrow Funds), (2) to the Referee an amount in cash equal to the amount of the Audit Fees payable by Buyer pursuant to Section 2.06(f), if applicable, and (3) to Sellers any cash remaining in the Escrow Funds after the payments in clauses (1) and (2) of this Section 2.09(c)(i) have been made; or

(ii)         if Buyer is not entitled to a distribution of any portion of the Escrow Funds pursuant to Section 2.07(a), then Sellers and Buyer shall promptly and jointly instruct the Escrow Agent to deliver (1) to the Referee an amount in cash equal to the Audit Fees payable by Buyer pursuant to Section 2.06(f), if applicable, and (2) to Sellers all of the cash remaining in the Escrow Funds upon such distribution.

Section 2.10      Division of Revenues. To the extent Sellers receive proceeds attributable to the Assets and related to periods from and after the Closing Date, Sellers shall deliver such proceeds received after Closing (net of (A) reasonable and documented out-of-pocket expenses (other than Property Expenses) incurred by Sellers in earning or receiving such proceeds and any fees payable or incurred in connection therewith not reimbursed to Sellers by a Third Party and (B) applicable Non-Income Taxes paid or borne by Sellers and not reimbursed to Sellers by a Third Party) to Buyer promptly upon Sellers’ receipt thereof. To the extent Buyer receives proceeds attributable to the Assets (other than proceeds received on account of the Acquired Accounts Receivable) and related to periods prior to the Closing Date, Buyer shall deliver such proceeds received after Closing Date (net of (A) reasonable and documented out-of-pocket expenses (other than Property Expenses) incurred by Buyer in earning or receiving such proceeds and any fees payable or incurred in connection therewith not reimbursed to Buyer by a Third Party and (B) applicable Non-Income Taxes paid or borne by Buyer and not reimbursed to Buyer by a Third Party) to Seller promptly upon Buyer’s receipt thereof.

Section 2.11      Division of Expenses. For purposes of determining the amount of the adjustments to the Purchase Price provided for in Section 2.04, the principles set forth in this Section 2.11 shall apply except as expressly provided otherwise in this Agreement. As between Buyer and Sellers, (i) all Property Expenses attributable to periods prior to the Closing Date, other than Assumed Liabilities, shall be borne by Sellers and (ii) (A) all Property Expenses attributable to periods from and after the Closing Date and (B) all other Property Expenses assumed by Buyer as Assumed Liabilities shall be borne by Buyer.

Section 2.12      Consents to Assign. Sellers shall, within five (5) Business Days after the entry of the Bid Procedures Order (to the extent not sent prior to such date), send to the holder of each Applicable Schedule 3.06 Consent with respect to any Purchased Contract that is not a 365 Contract (for which notices regarding 365 Contracts are addressed in Section 5.02) a notice in compliance with the contractual provisions applicable to such Applicable Schedule 3.06 Consent seeking such holder’s consent to the transactions contemplated hereby or such other notice (which may be included in the sale notice related to the Sale Order) as necessary to permit the assignment of such Purchased Contract to Buyer pursuant to this Agreement upon entry of the Sale Order (a “Consent Notice”). With respect to each Consent relating to a Contract for which the counterparty’s consent to assignment would be required for such Contract to be assumed and assigned to Buyer, after giving effect to sections 365(c)(1) and 365(f)(1) of the Bankruptcy Code, but which Consent is not set forth on Disclosure Schedule 3.06 and is discovered by Sellers (including, if applicable, any such Consent that is identified by Buyer) prior to Closing, all such Consents shall thereafter be Applicable Schedule 3.06 Consents and Sellers shall send to the holder of each such Consent a Consent Notice.

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(a)          If Sellers fail to obtain a Applicable Schedule 3.06 Consent prior to Closing and (A) with respect to any Purchased Contract that is not a 365 Contract, (1) the failure to obtain such Applicable Schedule 3.06 Consent would cause the assignment of the Purchased Contract affected thereby to Buyer to be void or voidable, or (2) the failure to obtain such Applicable Schedule 3.06 Consent would result in the termination of such Purchased Contract or provide the counterparty thereunder the right to terminate such Purchased Contract under the express terms thereof upon the purported assignment of such Purchased Contract to Buyer pursuant to this Agreement or (B) with respect to any Purchased Contract, a party holding such Applicable Schedule 3.06 Consent right has objected to the assignment of the affected Purchased Contract in accordance with the terms of the relevant Applicable Schedule 3.06 Consent right or based on any anti-assignment or consent to assign provision contained in such Purchased Contract (each Consent as to which clause (A) or (B) is applicable, a “Required Consent”), then, unless the Bankruptcy Court has entered an order approving (or in the case of clause (B), such objection is resolved to permit) the sale and assignment of the affected Purchased Contract to Buyer pursuant to this Agreement without obtaining such Required Consent, the Purchased Contract affected by such un-obtained Required Consent shall be excluded from the Assets to be assigned to Buyer at Closing (and shall be considered Excluded Assets hereunder). In the event that any such Required Consent with respect to any such excluded Purchased Contract is obtained during the Post-Closing Consent Period (or if during the Post-Closing Consent Period the Bankruptcy Court enters an order providing that (x) such Required Consent is not required to consummate the sale and assignment of the affected Purchased Contract to Buyer pursuant to this Agreement without obtaining such Required Consent or (y) the affected Purchased Contract may be sold and assigned to Buyer pursuant to this Agreement free and clear of such Required Consent), then, (1) Sellers shall so notify Buyer and (2) promptly and in any event no later than the tenth (10th) Business Day after the date such Consent is obtained and Sellers shall assign the Purchased Contract that was so excluded as a result of such previously un-obtained Consent to Buyer pursuant to an instrument in substantially the same form as the Assignment and Bill of Sale (and such Purchased Contract shall no longer be considered Excluded Assets hereunder) and Buyer shall assume all Assumed Liabilities with respect thereto. Notwithstanding anything to the contrary in this Agreement, without limiting any of the rights of Buyer hereunder, from and after the Closing, Buyer and Sellers shall reasonably cooperate in a reasonable arrangement to provide Buyer with all of the benefits of, or under, each Purchased Contract excluded pursuant to this Section 2.12(a), including enforcement (at Buyer’s cost) for the benefit of Buyer, if applicable, of any and all rights of Sellers against any party with respect to such Purchased Contract arising out of the breach or cancellation with respect to such Purchased Contract by such party; provided, further, that to the extent that any such arrangement has been made to provide Buyer with the benefits of, under or with respect to, an excluded Purchased Contract, from and after the Closing, Buyer shall be responsible for, and shall promptly pay and perform all payment and other obligations under such Purchased Contract for the period during which Buyer is receiving the benefits under the applicable Purchased Contract to the same extent as if such Purchased Contract had been assigned or transferred at the Closing.

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(b)          If Sellers fail to obtain a Consent prior to Closing and such Consent is not a Required Consent (or if prior to Closing the Bankruptcy Court enters an order providing that (x) such Required Consent is not required to consummate the sale of the affected Purchased Contract to Buyer pursuant to this Agreement without obtaining such Required Consent or (y) the affected Purchased Contract may be sold and assigned to Buyer pursuant to this Agreement free and clear of such Required Consent), then the Purchased Contract subject to such un-obtained Consent shall nevertheless be assigned by Sellers to Buyer at Closing as part of the Assets and Buyer shall have no claim against the Seller Indemnified Parties, and the Seller Indemnified Parties shall have no Liability for, the failure to obtain any such Consent.

(c)          Prior to Closing and until the earlier to occur of (x) the confirmation of the Plan and (y) the ninetieth (90th) day after Closing (the period from Closing until the earlier of clause (x) or (y), the “Post-Closing Consent Period”), with respect to any un-obtained Required Consents with respect to which the Bankruptcy Court shall not have entered an order providing that (A) such Required Consent is not required to consummate the sale and assignment of the affected Purchased Contract to Buyer pursuant to this Agreement without obtaining such Required Consent or (B) the affected Purchased Contract may be sold and assigned to Buyer pursuant to this Agreement free and clear of such Required Consent, Sellers shall use their commercially reasonable efforts to obtain all Consents; provided, however, that Sellers shall not be required to incur any Liability, pay any money or provide any other consideration in order to obtain any such Consent. Buyer shall use its commercially reasonable efforts (without any obligation to incur any Liability, pay money or provide any other consideration) to assist and cooperate with Sellers in furtherance of Sellers’ efforts pursuant to this Section 2.12(c).

Section 2.13      Consents for Purchased Contracts. For all purposes of this Agreement (including all representations and warranties of Sellers contained herein), Sellers shall be deemed to have obtained all required Consents in respect of the assumption and assignment of any Purchased Contract if, and to the extent that, (a) Sellers have properly served under the Bankruptcy Code notice of assumption and assignment on the counterparty to such Purchased Contract, (b) any objections to assumption and assignment of such Purchased Contracts filed by such counterparty have been withdrawn or overruled (including pursuant to the Sale Order or other order of the Bankruptcy Court), and (c) pursuant to the Sale Order or such other order of the Bankruptcy Court, Sellers are authorized to assume and/or assign such Purchased Contracts to Buyer pursuant to section 365 of the Bankruptcy Code or otherwise.

Section 2.14      Assets Sold “As Is, Where Is”.

(a)          BUYER ACKNOWLEDGES AND AGREES THAT THE ASSETS SOLD PURSUANT TO THIS AGREEMENT ARE SOLD, CONVEYED, TRANSFERRED AND ASSIGNED ON AN “AS IS, WHERE IS” BASIS “WITH ALL FAULTS” AND WITHOUT WARRANTY OF TITLE AND THAT, EXCEPT AS SET FORTH IN ARTICLE III OF THIS AGREEMENT, SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES, TERMS, CONDITIONS, UNDERSTANDINGS OR COLLATERAL AGREEMENTS OF ANY NATURE OR KIND, EXPRESS OR IMPLIED, BY STATUTE OR OTHERWISE, CONCERNING THE ASSETS OR THE CONDITION, DESCRIPTION, QUALITY, USEFULNESS, QUANTITY OR ANY OTHER THING AFFECTING OR RELATING TO THE ASSETS, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WHICH WARRANTIES ARE ALSO HEREBY EXPRESSLY DISCLAIMED. BUYER FURTHER ACKNOWLEDGES THAT SELLERS HAVE MADE NO AGREEMENT OR PROMISE TO REPAIR OR IMPROVE ANY OF THE ASSETS BEING SOLD TO BUYER, AND THAT BUYER TAKES ALL SUCH ASSETS IN THE CONDITION EXISTING ON THE CLOSING DATE “AS IS, WHERE IS” AND “WITH ALL FAULTS” AND WITHOUT WARRANTY OF TITLE.

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(b)          EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT AND WITHOUT LIMITING THE GENERALITY OF SECTION 2.14(a), SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (iii) THE CONDITION, QUALITY, SUITABILITY OR MARKETABILITY OF THE ASSETS, (iv) THE AVAILABILITY OF ANY UTILITIES TO ANY PROPERTY OR ANY PORTION THEREOF INCLUDING, WITHOUT LIMITATION, WATER, SEWAGE, GAS AND ELECTRIC AND INCLUDING THE UTILITY AVAILABILITY CAPACITIES ALLOCATED TO ANY PROPERTY BY THE RELEVANT GOVERNMENTAL OR REGULATORY AUTHORITY, (v) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY OR ON BEHALF OF SELLERS OR THIRD PARTIES WITH RESPECT TO THE ASSETS, AND (vi) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ANY AFFILIATE OF BUYER, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO. ANY AND ALL SUCH DATA, INFORMATION AND OTHER MATERIALS FURNISHED BY OR ON BEHALF OF SELLERS IS PROVIDED TO BUYER AS A CONVENIENCE, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK.

Section 2.15      Presence of Wastes, NORM, Hazardous Substances and Asbestos. BUYER ACKNOWLEDGES THAT THE ASSETS HAVE BEEN USED FOR GATHERING, TRANSPORTING, TREATING, DISPOSING AND/OR OTHER SERVICES RELATED TO THE HANDLING OF PRODUCED WATER AND THAT THERE MAY BE PETROLEUM, PRODUCED WATER, WASTES OR OTHER SUBSTANCES OR MATERIALS LOCATED IN, ON OR UNDER THE ASSETS OR ASSOCIATED WITH THE ASSETS. ADDITIONALLY, THE ASSETS MAY CONTAIN ASBESTOS, HAZARDOUS SUBSTANCES OR NORM. NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS AND EQUIPMENT AS SCALE OR IN OTHER FORMS, AND NORM-CONTAINING MATERIAL MAY HAVE BEEN BURIED OR OTHERWISE DISPOSED OF ON THE ASSETS. A HEALTH HAZARD MAY EXIST IN CONNECTION WITH THE ASSETS BY REASON THEREOF. SPECIAL PROCEDURES MAY BE REQUIRED FOR REMEDIATION, REMOVING, TRANSPORTING AND DISPOSING OF ASBESTOS, NORM, HAZARDOUS SUBSTANCES AND OTHER MATERIALS FROM THE ASSET. Buyer assumes all liability for the assessment, remediation, removal, transportation and disposal of these materials and associated activities with respect to the Assets actually acquired by Buyer at Closing hereunder.

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Section 2.16      Reconciliation of Postpetition Accounts Payable. If, as of the Closing, the aggregate amount of Postpetition Accounts Payable exceeds $1,500,000, then Buyer shall deliver to Sellers at Closing (or as soon as practicable thereafter) a list of the specific Postpetition Accounts Payable that Buyer will assume (for the avoidance of doubt, the aggregate amount of such assumed Postpetition Accounts Payable shall not exceed nor be lower than $1,500,000), and all of the other Postpetition Accounts Payable will be retained by Sellers.

Section 2.17      Withholding. Buyer and its Affiliates and Escrow Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under Applicable Law; provided that, to the extent that each Seller delivers an IRS Form W-9 in accordance with Section 2.05(c)(v), no amount shall be deducted or withheld from the amounts payable pursuant to this Agreement other than to the extent required as a result of a change in Applicable Law following the date hereof. To the extent any amounts are so deducted or withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers, jointly and severally, represent and warrant to Buyer as follows, except as set forth in the Disclosure Schedule (and subject to Section 11.13):

Section 3.01      Organization. Each Seller is an entity duly organized, validly existing and in good standing (if applicable) under the Applicable Laws of the jurisdiction of its organization. Each Seller is duly qualified or licensed to do business and is in good standing (if applicable) in each jurisdiction where the nature of its business or properties makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to result in a Seller Material Adverse Effect.

Section 3.02      Authority and Authorization. Each Seller has full power and authority to carry on its business as presently conducted and to enter into this Agreement and the other Transaction Documents to which such Seller is or will be a party and, subject to the entry of the Bid Procedures Order and the entry of the Sale Order, to perform its obligations under this Agreement and the other Transaction Documents to which such Seller is or will be a party and to consummate the transactions contemplated hereby and thereby and no other proceeding or action on the part of any Seller (including its equityholders) is necessary to approve and authorize such Seller’s execution and delivery of any Transaction Document to which such Seller is or will be a party or the performance of such Seller’s obligations hereunder or thereunder or to consummate the transactions contemplated hereby or thereby. The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which such Seller is or will be a party, and the performance by each Seller of its obligations under this Agreement and the other Transaction Documents to which such Seller is or will be a party and the transactions contemplated hereby and thereby have been or will be duly and validly authorized by all requisite limited liability company action on the part of such Seller.

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Section 3.03      Enforceability. This Agreement has been duly executed and delivered on behalf of each Seller and (assuming due authorization, execution and delivery thereof by Buyer), subject to requisite Bankruptcy Court approval, will constitute the legal, valid and binding obligation of each Seller enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization or moratorium statutes, or other similar Applicable Laws affecting the rights of creditors generally or equitable principles (collectively, “Equitable Limitations”). At the Closing, all other Transaction Documents required hereunder to be executed and delivered by each Seller shall be duly executed and delivered and (assuming due authorization, execution and delivery thereof by the other parties thereto) shall constitute legal, valid and binding obligations of such Seller enforceable against it in accordance with their terms, except as enforceability may be limited by Equitable Limitations, subject to the entry of the Sale Order and provided no stay exists with respect to the Sale Order.

Section 3.04      Conflicts. The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which such Seller is or will be a party does not, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which such Seller is or will be a party shall not, (a) violate or be in conflict with, or require the consent (other than consents that have been obtained), notice or other action of any Person or entity under, any provision of such Seller’s Organizational Documents, (b) subject to the entry of the Bid Procedures Order and the Sale Order and obtaining the consents described on Disclosure Schedule 3.06, conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice, or both would constitute a default) under, require any notice or other action with respect to or give rise to any right to termination, cancellation or acceleration under, or result in a loss of any benefits by any Seller under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or instrument to which such Seller is a party or by which it or any of its properties or assets may be bound, (c) subject to the entry of the Bid Procedures Order and the Sale Order, violate any provision of or require any consent, authorization or approval under any judgment, decree, judicial or administrative order, award, writ, injunction, statute, rule or regulation applicable to any Seller or (d) result in the creation of any Lien on any of the Assets, other than Liens that may arise or be deemed to arise with respect to such Assets as a result of the transactions contemplated by this Agreement.

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Section 3.05      Material Contracts.

(a)          To Sellers’ Knowledge, Disclosure Schedule 3.05(a) sets forth a complete list, as of the Execution Date, of all Applicable Contracts of the type described below and any and all amendments, extensions, or other modifications thereof (each, such Contract listed on Disclosure Schedule 3.05(a), other than any such Contract that is an Excluded Asset or an Excluded Liability a “Material Contract”):

(i)          any Applicable Contract that has or that could reasonably be expected to result in aggregate payments by a Seller in excess of $75,000 in the current or any future calendar year;

(ii)         any Applicable Contract that constitutes a lease under which a Seller is the lessor or the lessee of real or personal property that (A) cannot be terminated by Sellers without penalty upon sixty (60) days’ or less notice and (B) involves an annual base rental of more than $25,000;

(iii)        any Applicable Contract that is an Intellectual Property Agreement;

(iv)        any Contract with any Affiliate of Sellers that will be binding on Buyer after the Closing;

(v)         any Contract to sell, lease, assign, sublease or otherwise dispose of any Sellers’ interests in any of the Assets;

(vi)        any tax partnership or joint venture Contract;

(vii)       any Contract with any labor union, works council, or other labor association (collectively, “Union”);

(viii)      any Contract containing any preferential purchase rights, rights of purchase, rights of first offer, right of first refusal or other similar rights affecting the Assets;

(ix)         any Applicable Contract that is an indenture, mortgage, loan, credit agreement, sale-leaseback, guaranty of financial obligation, bond, letter of credit or similar financial Contract the obligations under which are secured by a Lien on any Asset created by, through or under Sellers;

(x)         Contracts pursuant to which a third party has granted to any Seller a license under, or a covenant not to sue in respect of, material Business Intellectual Property, other than (A) agreements relating to commercially available off the shelf computer software pursuant to which the annual license fees are less than $100,000 in the aggregate and (B) licenses granted by customers, vendors, suppliers or distributors in the Ordinary Course of Business;

(xi)        any Applicable Contract that is material to the Business as currently conducted by Sellers and contains a most favored nation or similar provision that will be binding on Buyer or the Assets after the Closing;

(xii)       any Contract that will be binding on Buyer or the Assets after the Closing and contains any non-competition, non-solicitation or similar provision that will materially prohibits Buyer after the Closing from freely engaging in the Business in any geographic region in which Sellers currently conduct the Business; or

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(xiii)      any outstanding material settlement offers or other arrangements related to the Assets or the Business, in each case that will be binding on Buyer after the Closing.

(b)          Except as set forth on Disclosure Schedule 3.05(b), subject to entry of the Sale Order and payment of all Cure Costs, as of the Execution Date, all of the Material Contracts are, to Sellers’ Knowledge, in full force and effect and are legal, valid and binding obligations of such Seller party thereto and, to Seller’s Knowledge, each other party to such Material Contract, and, to Sellers’ Knowledge, is enforceable against the applicable Seller, and, to Seller’s Knowledge, each other party to such Material Contract, in accordance with its terms. No Seller nor, to Sellers’ Knowledge, any other party to any such Material Contract is in breach of or default, or with the lapse of time or the giving of notice, or both, would be in breach or default, with respect to any of its obligations thereunder, except to the extent that such breaches or defaults do not constitute a Seller Material Adverse Effect. As of the Execution Date, Sellers have made available to Buyer (electronically or otherwise) copies of all Material Contracts listed on Disclosure Schedule 3.05(a) that are in the possession or control of Sellers or any of their respective Affiliates and, to Sellers’ Knowledge, such copies are complete and accurate copies of such Material Contracts.

Section 3.06      Approvals. To Sellers’ Knowledge, Disclosure Schedule 3.06 contains a complete and accurate list or description of all approvals, consents, filings and notifications required to be obtained, made or given by Sellers, after giving effect to the entry of the Bid Procedures Order and the Sale Order, for the consummation of the Transactions (each, a “Consent”), other than (a) for Preferential Purchase Rights, (b) under Contracts that are terminable without cost upon not greater than sixty (60) days’ notice, (c) any approvals, consents, filings and notifications of or with any Governmental Authority of the type customarily obtained, made or given after Closing and (d) approvals as to which the failure to obtain, make or give would materially adversely affect the ability of any Seller to timely consummate any of the transactions contemplated hereby, perform its obligations hereunder or otherwise as would not reasonably be expected to be material to the Business taken as a whole.

Section 3.07      Environmental Matters.

(a)          Except as set forth on Disclosure Schedule 3.07, the Business, the Assets and Sellers’ ownership and operation of the Assets are and for the past three (3) years have been in compliance with all Environmental Laws except for noncompliance that would not result in a material Liability for which Buyer would be responsible for based on the Assets acquired pursuant to this Agreement.

(b)          Except as set forth on Disclosure Schedule 3.07 and as would not result in a material Liability for which Buyer would be responsible for based on the Assets acquired pursuant to this Agreement, (i) the Business, the Assets and Sellers’ ownership and operation of the Assets are and for the past three (3) years have been in compliance with all Permits issued pursuant to or otherwise required under Environmental Laws (collectively, “Environmental Permits”), (ii) each such Environmental Permit is valid and in full force and effect, and there are no pending or, to Sellers’ Knowledge, threatened Proceedings relating to the appeal, revocation, withdrawal, non-renewal, suspension, cancellation or termination of such Environmental Permits, and (iii) any applications for renewal of such Environmental Permits due under Environmental Laws or the terms of such Environmental Permit as of the date of the Execution Date have been duly filed with the applicable Governmental Authority within the time frame required under applicable Environmental Laws.

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(c)          Except as set forth on Disclosure Schedule 3.07, Sellers are not subject to any Proceeding, order, decree or judgment issued relating to the Business or the Assets or against Sellers by a Governmental Authority or other Person under, based on, or arising out of any Environmental Laws or Environmental Permit that presently require any remedial or other corrective action or that would reasonably be expected to result in a material Liability for which Buyer would be responsible for based on the Assets acquired pursuant to this Agreement.

(d)          Except as set forth on Disclosure Schedule 3.07, no Seller has received any written notice from any Governmental Authority in the three (3)-year period immediately preceding the Execution Date alleging that a violation of Environmental Law or Environmental Permit has occurred at any Asset, or alleging any Liability under Environmental Law or Environmental Permit related to any Asset, that remains unresolved as of the Execution Date and that would reasonably be expected to result in a material Liability for which Buyer would be responsible for based on the Assets acquired pursuant to this Agreement.

(e)          Except as set forth on Disclosure Schedule 3.07, no Hazardous Substances are present, or have been generated, handled, used, managed, stored, transported, processed, treated, disposed or arranged for the disposal of, released, migrated or have escaped on, in, from, under or in connection with the Assets in a manner that would reasonably be expected to result in a material Environmental Claim or that would reasonably be expected to result in a material Liability for which Buyer would be responsible for based on the Assets acquired pursuant to this Agreement.

(f)           To Sellers’ Knowledge, all environmental reports (including without limitation all Phase I and Phase II environmental site assessments), studies, Environmental Permits, or other material documents addressing environmental conditions at the Assets that would reasonably be expected to result in an Environmental Claim or that would reasonably be expected to result in a material Liability for which Buyer would be responsible for based on the Assets acquired pursuant to this Agreement, if any, that are in Sellers’ possession or control have been made available for Buyer’s review.

This Section 3.07 shall constitute Sellers’ sole representation and warranty as to Environmental Claims, compliance with Environmental Laws or environmental conditions of or affecting the Assets.

Section 3.08      Litigation. Except as set forth in Disclosure Schedule 3.08, as of the Execution Date, there is no Proceeding pending or, to Seller’s Knowledge, threatened in writing, against or involving any Seller or the Assets that (a) if determined or resolved adversely would reasonably be expected to, individually or in the aggregate, be material to the Business, taken as a whole, (b) in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions or (c) affects the execution, delivery or performance by any Seller of this Agreement or any other Transaction Document to which any Seller is or will be a party. Except as set forth in Disclosure Schedule 3.08, as of the Execution Date, no Seller is party to, and none of them or any of their respective material assets, rights or properties is subject to, any outstanding order, judgment, writ, injunction award or decree related to the Assets or the Business that would be binding on Buyer following the Closing.

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Section 3.09      Intellectual Property.

(a)          Sellers collectively solely and exclusively own (free and clear of all Liens other than licenses of Intellectual Property granted by any of the Sellers in the Ordinary Course of Business) all right, title, and interest in, or have a valid written license or other permission to use, all Business Intellectual Property, in each case, except where the failure to so own or have a valid license or other permission to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. All Owned Intellectual Property is subsisting and, to the Sellers’ Knowledge, all registrations and issuances included in the Owned Intellectual Property are valid and enforceable. To the Sellers’ Knowledge, no interference, opposition, reissue, reexamination or other Proceeding is pending or threatened in which the ownership, validity or enforceability of any material Owned Intellectual Property is being contested or challenged, in each case, other than prosecution Proceedings to register any Owned Intellectual Property with the appropriate Governmental Authority.

(b)          Disclosure Schedule 3.09(b) contains an accurate and complete list of the Intellectual Property that is registered or applied for registration with any Governmental Authority and included in the Owned Intellectual Property (the “Registered Intellectual Property”), including the jurisdiction where each item of such Registered Intellectual Property is registered or applied for registration, the applicable patent or registration number and application number and the record owner. None of the Owned Intellectual Property is software. All material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees with the relevant Governmental Authority, except whether the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. To the Sellers’ Knowledge, no loss or expiration of any material Owned Intellectual Property is threatened or pending, except for material patents expiring at the end of their statutory terms, and not as a result of any intentional act or omission by any of the Sellers (including failure by any Seller to pay any required maintenance fees).

(c)          Sellers have taken commercially reasonable actions to maintain and protect all of the material Owned Intellectual Property. Sellers have taken commercially reasonable measures to protect (i) the confidentiality of all material trade secrets and any other material confidential information, in each case, that is Owned Intellectual Property and (ii) any confidential information owned by any Person to whom any Seller has a confidentiality obligation with respect to such confidential information. To the Sellers’ Knowledge, no material trade secrets or material confidential information, in each case, that is Owned Intellectual Property have been disclosed by any of the Sellers to any Person other than pursuant to a written agreement restricting the disclosure and use of such material trade secrets and material confidential information by such Person or other than to a Person who otherwise has a duty to keep such material trade secrets and such material confidential information confidential. To the Sellers’ Knowledge, no Person has any right, title, or interest in whole or in part, in any Owned Intellectual Property (other than licenses of Intellectual Property granted by any of the Sellers in the Ordinary Course of Business).

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(d)          To the Sellers’ Knowledge, the Business IT Assets are operational, fulfill the purposes for which they were acquired, and have security, back-ups, and disaster recovery arrangements in place which are sufficient in all material respects for the current needs of Sellers for the conduct of the Business. Sellers have disaster recovery, data back-up, and security plans and procedures and have taken commercially reasonable steps to safeguard the availability and security of the Business IT Assets and all material data and material information stored thereon. To the Sellers’ Knowledge, the Business IT Assets have not suffered any material failure in availability or accuracy of operation in the last year that has not been completely remedied.

(e)          To the Sellers’ Knowledge, the current conduct of the Business and the products and services of the Business, and the material Owned Intellectual Property have not, in the last year, infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate, or otherwise violate, any Intellectual Property of any Person. To the Sellers’ Knowledge, no Seller is the subject of any pending legal proceeding that alleges a claim of infringement, misappropriation, or other violation of any Intellectual Property of any Person that relates to the Business and no such claims have been asserted or threatened against any Seller. To Sellers’ Knowledge, no Person has, in the last year, infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any material Owned Intellectual Property. No written or, to the Sellers’ Knowledge, oral claims alleging any infringement, misappropriation, or other violation of material Owned Intellectual Property have been made against any Person by any Seller.

(f)           Except as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, (i) the consummation of the transactions contemplated hereby will not result in the loss or impairment of Buyer’s right to own or use any Business Intellectual Property, (ii) immediately subsequent to the Closing, the Business Intellectual Property will be owned or available for use by Buyer on substantially the same terms and conditions to those under which the Seller owns or uses the Business Intellectual Property immediately prior to the Closing and (iii) upon consummation of the transactions contemplated hereby, Sellers will have no right, title or interest in or to any Purchased Intellectual Property.

Section 3.10      Insurance Coverage. Disclosure Schedule 3.10 sets forth a list of all material insurance policies and fidelity bonds of Sellers in effect as of the Execution Date relating to the Assets. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no notice of pending or threatened cancellation or termination has been received by any Sellers with respect to any such policy. To Sellers’ Knowledge, neither the Sellers nor any of their Subsidiaries is in material default with respect to any provision contained in any such insurance policy or has failed to give any notice or present any material claim under any such insurance policy in due and timely fashion.

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Section 3.11      Taxes.

(a)          (i) all Tax Returns with respect to Non-Income Taxes relating to the Assets have, to the extent required by Applicable Law to be filed (taking into account valid extensions of time within which to file), been filed when due in accordance with all Applicable Law, (ii) all such Tax Returns are true, correct and complete in all material respects, (iii) all Non-Income Taxes with respect to the Assets that are due and payable (whether or not shown or required to be shown on any Tax Return) have been duly and timely paid in full, (iv) all Taxes required to be withheld with respect to the Assets have been duly and timely withheld and remitted to the appropriate Taxing Authority in accordance with applicable Law, and (v) all Non-Income Taxes with respect to the Assets not yet due and payable have been fully accrued on the books of the applicable Seller;

(b)          there is no claim, audit, action, suit, proceeding or investigation pending or threatened in writing in respect of Non-Income Taxes with respect to the Assets;

(c)          no Governmental Authority has ever made a claim in writing that any Seller is or may be obligated to file a Tax Return with respect to Non-Income Taxes or pay Non-Income Taxes with respect to the Assets in a jurisdiction where such Seller does not file Tax Returns or pay Non-Income Taxes;

(d)          no Seller has executed or filed with any Governmental Authority any agreement or other document extending the statute of limitations for the assessment, collection, or imposition of any Non-Income Tax;

(e)          no Non-Income Tax deficiency with respect to the Assets has been proposed, asserted or assessed in writing that has not been fully paid;

(f)           there are no Liens for Taxes (other than for Taxes that are not due and payable) on any of the Assets that arose in connection with any Tax; and

(g)          no Asset is subject to any Tax partnership agreement or provisions requiring a partnership income Tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue Code (the “Code”).

This Section 3.11 shall constitute Sellers’ sole representations and warranties as to Tax matters.

Section 3.12      Letters of Credit. Disclosure Schedule 3.12 lists all Existing Letters of Credit.

Section 3.13      Preferential Purchase Rights. Except as set forth on Disclosure Schedule 3.13, to Sellers’ Knowledge, there are no preferential purchase rights, rights of first refusal, drag-along rights, tag-along rights or other similar rights that are applicable to the transfer of the Assets in connection with the Transactions (the “Preferential Purchase Rights”).

Section 3.14      Broker. Other than amounts as may be payable by Sellers for which Buyer shall have no liability, no broker, finder, investment banker or other similar person is or will be, in connection with the transactions contemplated by this Agreement or the other Transaction Documents, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Sellers.

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Section 3.15      Real Property.

(a)            Owned Real Property. Disclosure Schedule 3.15(a) sets forth a true, correct and complete list and description of all real property and interests in real property owned by Sellers and used in connection with the Business (including all Surface Tracts) (which such description shall include the address of each parcel, are referred to collectively as the “Owned Real Property”). To Sellers’ Knowledge, the Owned Real Property and all fixtures, buildings, structures and other improvements thereon (collectively, “Improvements”), are not subject to any options to purchase, rights of first refusal, rights of first offer, preferential rights or similar rights, and no Person has any right or option to purchase or otherwise acquire the Owned Real Property or Improvements, or any part thereof or interest therein, from Sellers. To Sellers’ Knowledge, the Owned Real Property and Improvements are not subject to any leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person other than Sellers the right or option of use or occupancy of any of the Owned Real Property or Improvements. To Sellers’ Knowledge, there are no Persons (other than Sellers) in possession of any of the Owned Real Property or Improvements. Except as set forth on Disclosure Schedule 3.15(a), Seller does not own fee title to any other real property (other than the Surface Tracts) used or held for use in connection with the Business.

(b)            Surface Leases. Disclosure Schedule 3.15(b) sets forth a true, correct, and complete list and description of all real property leased, subleased, licensed, or otherwise occupied by Sellers, including the Surface Leases, with respect to the Business, together with all of Sellers’ rights to any Improvements thereon (the “Leased Real Property”, and the Leased Real Property together with the Owned Real Property, the “Real Property”), which such description in Disclosure Schedule 3.15(b) shall include: (i) the address of each parcel of Leased Real Property; and (ii) a true, correct, and complete list of all leases, subleases, licenses or other occupancy agreements granting Sellers the right to use and occupy the Leased Real Property and any assignments, amendments, modifications, supplements, side letters, estoppels, consents and other agreements relating thereto (each, a “Real Property Lease” and collectively, the “Real Property Leases”).

(c)            Title Documents. To Sellers’ Knowledge, Sellers have made available Buyer with true, correct, and complete copies of all of Sellers’ prior and existing title insurance policies, title reports and title commitments in the possession or control of Sellers or any of their respective Subsidiaries with respect to the Real Property, including legible copies of any exceptions referenced therein, all surveys of the Real Property in the possession or control of Sellers, and copies of all deeds vesting title to the Owned Real Property into Sellers that are in the possession or control of Sellers.

(d)            Real Property Leases. Sellers have made available to Buyer true, correct, and complete copies of the Real Property Leases. To Sellers’ Knowledge, all of the Real Property Leases are valid, binding and in full force and effect. Sellers have not received any notice of any breach of or default under any of the Real Property Leases, and Sellers and, to Sellers’ Knowledge, each other party thereto, is in compliance with all obligations of such party thereunder. Sellers is currently in possession of the Surface Leases, and Sellers have not subleased, assigned, or otherwise granted to any Person the right to use or occupy such Surface Leases or any portion thereof. Each Seller’s possession, occupancy, and quiet enjoyment of the Surface Leases under each Real Property Lease to which it is a party has not been disturbed.

(e)            Compliance. Since January 1, 2021, to Sellers’ Knowledge, Sellers have not received any written notice of breach or violation or alleged breach or violation of any applicable building, zoning, subdivision, health and safety, and other land use statutes, laws or ordinances.

(f)             Zoning and Condemnation Proceedings. There is no pending or, to the Knowledge of Sellers, threatened zoning application or proceeding or condemnation, eminent domain, or taking proceeding with respect to any of the Real Property or the Improvements located thereon.

Section 3.16      Labor and Employment Matters.

(a)            Disclosure Schedule 3.16(a) contains a true, correct and complete list of all employees of Sellers and their Affiliates engaged in the Business.

(b)            To Sellers’ Knowledge, Sellers and their Affiliates are, and have been for the past three (3) years, in compliance in all material respects with all Applicable Laws relating to labor and employment, including all Applicable Laws pertaining to employment, employee safety, occupational health, employee classification and employment practices, including those relating to labor management relations, wages, payroll, social insurance, pension fund contributions, social security contributions, employment taxes, hours, overtime, vacation pay, severance pay, discrimination, sexual harassment, human rights, pay equity, civil rights, affirmative action, work authorization, and immigration. Except as set forth on Disclosure Schedule 3.16(b), there are no charges, arbitrations, grievances, complaints, or other Proceedings pending or, to Sellers’ Knowledge, threatened in writing against any Seller or any of their Affiliates relating to the employment or termination of employment of any individual or group of individuals by any Seller or any Affiliate of any Seller.

(c)            To Sellers’ Knowledge, with respect to any current or former employee or independent contractor of any of the Seller or any of their Affiliates: (i) there is no pending or threatened, either presently or at any time in the past three (3) years, employee strike, work stoppage or labor dispute, (ii) no union representation question exists and no collective bargaining agreement, collective agreement, works council, or other similar agreement with a Union exists or is being negotiated, or has existed or has been negotiated at any time in the past three (3) years, and (iii) during the past three (3) years, no demand has been made or threatened for recognition by any Union by or with respect to any employees, and no representation or certification proceedings or petitions seeking a representation have been filed or threatened.

(d)            To Sellers’ Knowledge, no Seller or Affiliate of any Seller has incurred any liability under the Worker’s Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq. or similar Applicable Laws of any jurisdiction (the “WARN Act”), which remains unpaid or unsatisfied, nor has any Seller or any Affiliate of any Seller terminated the employment of any employees, separately or as a group, that triggered any obligations under the WARN Act without giving the notices required thereunder.

Section 3.17      Employee Benefit Matters. Neither the Sellers nor any of their ERISA Affiliates sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, (i) any plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, including any single employer defined benefit pension plan, (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) any “multiple employer plan” (as defined in Section 413(c) of the Code), or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

Section 3.18      [Reserved].

Section 3.19      Material Customers and Suppliers. Disclosure Schedule 3.19 (i) lists the top fifteen (15) customers (by revenue) of Sellers related to the Business for the year ended December 31, 2020 (each such customer, a “Material Customer”) and (ii) lists the top fifteen (15) vendors and suppliers (by fees paid or payable) of Sellers related to the Business for the year ended December 31, 2020 (each such supplier, a “Material Supplier”).

Section 3.20      Transactions with Affiliates. Except as disclosed on Disclosure Schedule 3.20, (i) there are no (and since January 1, 2021 there have not been any) contracts, agreements or other arrangements between Sellers or any of their Subsidiaries, on the one hand, and any officer, director (or equivalent), employee or Affiliate of Sellers or any of their Subsidiaries (excluding the Sellers and their Subsidiaries, but including Sellers and their Subsidiaries), on the other hand, except for employment or consulting agreements entered into in the Ordinary Course of Business that have been made available to Buyer, and (ii) no such officer, director (or equivalent), employee or Affiliate of any Seller or any of its Subsidiaries owns any material interest in or any material property (real, personal or mixed, tangible or intangible) of, Sellers and their Subsidiaries, other than equity interests of any Subsidiaries owned by such Seller.

Section 3.21      Accounts Receivable. All accounts receivable of the Company and its Subsidiaries are valid receivables arising from bona fide arm’s length transactions in the Ordinary Course of Business, and such accounts receivable have been recorded in accordance with the GAAP.

Section 3.22      No Other Representations. Neither Buyer nor any other Person (on behalf of Buyer or otherwise) has made or is making any representation or warranty whatsoever, express or implied, at law or in equity, with respect to Buyer, this Agreement or the transactions contemplated by this Agreement other than the representations and warranties expressly set forth in Article IV, and no Seller is relying on and has not relied on any representation or warranty other than those representations or warranties set forth in Article IV and any reliance by any Seller on any representation or warranty other than those representations and warranties set forth in Article IV is hereby expressly disclaimed.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

Section 4.01      Organization. Buyer is an entity duly organized, validly existing and in good standing (if applicable) under the Applicable Laws of the jurisdiction of its organization. Buyer is duly qualified or licensed to do business and is in good standing (if applicable) in each jurisdiction where the nature of its business or properties makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to result in a Buyer Material Adverse Effect.

Section 4.02      Authorization and Authority. Buyer has full power and authority to carry on its business as presently conducted, to enter into this Agreement and the other Transaction Documents to which Buyer is or will be a party, to purchase the Assets on the terms described in this Agreement and to perform its other obligations under this Agreement and the other Transaction Documents to which Buyer is or will be a party and to consummate the transactions contemplated hereby and thereby and no other proceeding or action on the part of Buyer (including its equityholders) is necessary to approve and authorize Buyer’s execution and delivery of any Transaction Document to which Buyer is or will be a party or the performance of Buyer’s obligations hereunder or thereunder or to consummate the transactions contemplated hereby or thereby. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which Buyer is or will be a party, and the performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is or will be a party and the transactions contemplated hereby and thereby, have been or will be duly and validly authorized by all requisite action on the part of Buyer.

Section 4.03      Enforceability. This Agreement has been duly executed and delivered on behalf of Buyer, and (assuming in each case due authorization, execution and delivery thereof by Sellers) constitutes a legal, valid and binding obligation of Buyer enforceable against it in accordance with its terms, except as enforceability may be limited by Equitable Limitations. At the Closing all other Transaction Documents required hereunder to be executed and delivered by Buyer shall be duly executed and delivered and (assuming in each case due authorization, execution and delivery thereof by the other parties thereto) shall constitute legal, valid and binding obligations of Buyer enforceable against it in accordance with their terms, except as enforceability may be limited by Equitable Limitations.

Section 4.04      Conflicts. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which Buyer is or will be a party does not, and the consummation by Buyer of the transactions contemplated by this Agreement and the other Transaction Documents to which Buyer is or will be a party shall not, (a) violate or be in conflict with, or require the consent (other than consents that have been obtained), notice or other action of any Person under, any provision of Buyer’s Organizational Documents, (b) conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice, or both, would constitute a default), require any notice or other action with respect to or give rise to any right to termination, cancellation or acceleration under any agreement or instrument to which Buyer is a party or is bound, or (c) violate any provision of or require any consent, authorization or approval under any judgment, decree, judicial or administrative order, award, writ, injunction, statute, rule or regulation applicable to Buyer.

Section 4.05      Broker. Other than a fee payable by Buyer to Simmons Energy, a division of Piper Sandler & Co., no broker, finder, investment banker or other similar person is or will be, in connection with the transactions contemplated by this Agreement or any other Transaction Documents, entitled to any brokerage, finders or other fee or compensation based on any arrangement or agreement made by or on behalf of Buyer.

Section 4.06      Financial Ability. As of the Execution Date, Buyer has sufficient funds committed and unconditionally available to it to perform all of Buyer’s obligations under this Agreement, including without limitation to pay the Adjusted Purchase Price in accordance with the terms of this Agreement and to assume the Assumed Liabilities. Buyer’s ability to consummate the transactions contemplated hereby is not contingent upon its ability to secure any financing or to complete any public or private placement of securities prior to or upon Closing.

Section 4.07      Approvals. There are no approvals, consents, filings or notifications required to be obtained, made or given by Buyer as a condition to or in connection with the performance by Buyer of its obligations under this Agreement or any other Transaction Documents to which Buyer is or will be a party or the consummation by Buyer of the transactions contemplated by this Agreement or such other Transaction Documents.

Section 4.08      Litigation. There are no Proceedings pending to which Buyer is a party or, to Buyer’s Knowledge, which have been threatened against Buyer which affect the execution and delivery by Buyer of this Agreement or the other Transaction Documents to which Buyer is or will be a party, the performance by Buyer of its obligations under this Agreement or such other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

Section 4.09      Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to Buyer’s Knowledge, threatened against Buyer.

Section 4.10      Investigation.

(a)            Buyer has such expertise, knowledge and sophistication in financial and business matters generally that it is capable of evaluating, and has evaluated, the merits and economic risks of its investment in the Assets. Buyer is knowledgeable of the oil and gas wellsite service business and of the usual and customary practices of providers of oil and gas wellsite services, including those in the areas where the Assets are located. Further, Buyer is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability.

(b)            Buyer has had the opportunity to examine all aspects of the Assets that Buyer has deemed relevant and has had access to all information requested by Buyer with respect to the Assets in order to enter into this Agreement. In connection with the Transactions, Buyer has had the opportunity to ask such questions of, and has received sufficient answers from, the Representatives of Sellers and obtain such additional information about the Assets as Buyer deems necessary to enter into this Agreement.

(c)            Buyer confirms, acknowledges and agrees that Buyer is relying entirely upon the representations and warranties of Sellers in this Agreement and its own investigations and inspections of the books, records and assets of Sellers, including the Assets, prior to the execution of this Agreement in entering into this Agreement and proceeding with the Transactions on the terms as set forth herein. Buyer acknowledges and agrees that any description of Sellers, their businesses, operations and assets (including the Assets) in this Agreement, the Disclosure Schedules or any other Transaction Document is for the sole purpose of identification only and no representation, warranty or condition is or will be given by Sellers in respect of the accuracy of any description. In deciding to enter into this Agreement, and to consummate the Transactions, other than the express representations and warranties of Sellers set forth in Article III, Buyer has relied solely upon its own knowledge, investigation, judgment and analysis and not on any disclosure or representation made by, or any duty to disclose on the part of, Sellers or Sellers’ Representatives.

Section 4.11      Qualification. At the Closing, Buyer (or an Affiliate of Buyer to which the Assets are assigned at Closing) will be qualified to own and, where applicable, assume operatorship of the Assets in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated by this Agreement will not cause Buyer to be disqualified as such an owner or operator, except for such failures to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to result in a Buyer Material Adverse Effect. To the extent required by the applicable state and federal Governmental Authorities, as of Closing Buyer (or, if applicable, Buyer’s operating Affiliate) will have (a) such lease bonds, area-wide bonds or any other surety bonds or insurance policies in each case as required by, and in accordance with, any Governmental Authorities with jurisdiction over the ownership or operatorship of such Assets and (b) such consents and approvals enabling Buyer to operate the Vehicles as required by, and in accordance with, any Governmental Authorities with jurisdiction over such Vehicles.

Section 4.12      No Other Representations. Neither Sellers nor any other Person (on behalf of Sellers or otherwise) has made or is making any representation or warranty whatsoever, express or implied, at law or in equity, with respect to Sellers, the Assets, this Agreement or the transactions contemplated by this Agreement other than the representations and warranties expressly set forth in Article III (as modified by the Disclosure Schedules), and Buyer is not relying on and has not relied on any representation or warranty other than those representations or warranties set forth in Article III (as modified by the Disclosure Schedules) and any reliance by Buyer on any representation or warranty other than those representations and warranties set forth in Article III (as modified by the Disclosure Schedules) is hereby expressly disclaimed.

ARTICLE V
COVENANTS OF SELLERS

Section 5.01      Operating Covenants. From the Execution Date until the Closing or, if earlier, the termination of this Agreement, except (s) as expressly required by this Agreement or any other Transaction Document, (t) as expressly required by any lease, Contract or instrument listed on any Annex, Disclosure Schedule or Schedule, as applicable, (u) as required by any Applicable Law or any Governmental Authority (including by order or directive of the Bankruptcy Court) or any requirements or limitations resulting from the Bankruptcy Cases, (v) to the extent related solely to the Excluded Assets and/or Excluded Liabilities, (w) for renewal of expiring insurance coverage in the Ordinary Course of Business, (x) for emergency operations, (y) for matters identified on Disclosure Schedule 5.01 or (z) as otherwise consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)            Sellers shall, and shall cause any applicable Affiliates to:

(i)            use commercially reasonable efforts to, as applicable, operate the Business in the Ordinary Course of Business, maintain and preserve intact the Assets substantially in their current condition (subject to ordinary wear and tear) and, preserve in all material respects the present business operations, organization and goodwill of the Business, and the present relationships with Material Customers and Material Suppliers of the Business;

(ii)            maintain or cause its Affiliates to maintain the books of account and records relating to the Assets in the usual, regular and ordinary manner, in accordance with its usual accounting practices;

(iii)          give written notice to Buyer as soon as is practicable of any material damage or casualty to or destruction or condemnation of any Asset of which Sellers have Knowledge;

(iv)          use reasonable best efforts to maintain insurance coverage on the Assets in the amounts and types described on Disclosure Schedule 3.10;

(v)           use commercially reasonable efforts to pay or cause to be paid in the Ordinary Course of Business all accounts payable, bills and invoices related to the Business or attributable to the Assets that are or were incurred by Sellers following the Petition Date and that are due and payable prior to the Closing, in each case in accordance with the standard terms and conditions with respect thereto;

(vi)          use its commercially reasonable efforts to keep and maintain possession of and compliance with the terms of all Permits required by law or used in, held for use in, or otherwise necessary for the operation of the Business including by using commercially reasonable efforts to take all actions and submitting all payments, applications, and filings necessary to renew any such Permit due to expire at any time before the Closing Date; and

(vii)         use its commercially reasonable efforts to protect, defend and maintain the validity and enforceability of all material Purchased Intellectual Property, including by taking all actions and timely submitting all payments and filings due before the Closing Date; and

(b)            Sellers shall not, and shall not permit any of their Affiliates to:

(i)            sell, lease, license or otherwise transfer any non-de minimis Asset, or otherwise voluntarily divest or relinquish any right or asset, other than (A) sales or other dispositions of materials, supplies, machinery, equipment, improvements or other personal property or fixtures in the Ordinary Course of Business which are obsolete or have been replaced with an item of substantially equal suitability, (B) dispositions of Excluded Assets and (C) as required under any Applicable Law, any order entered by the Bankruptcy Court or this Agreement;

(ii)            materially amend or terminate any Material Contract or enter into any Contract that if entered into prior to the Execution Date would be required to be listed in Disclosure Schedule 3.05(a) other than (A) Contracts of the type described in Section 3.05(a)(ii), Section 3.05(a)(vi) and Section 3.05(a)(vii) entered into in the Ordinary Course of Business, and (B) confidentiality agreements entered into in accordance with the Bid Procedures Order but subject to the other provisions of this Agreement;

(iii)           amend or modify in any material respect or terminate any Purchased Contract (other than termination or expiration in accordance with its terms);

(iv)          to the extent any of the following could reasonably be expected to have the effect of increasing the Non-Income Tax liability of Buyer for any period after the Closing Date, make any material Non-Income Tax election inconsistent with past practices, change or revoke any Non-Income Tax election, surrender the right to any Non-Income Tax refund, incur any Non-Income Taxes outside the Ordinary Course of Business, file an amended Tax Return with respect to any Non-Income Taxes, or enter into any agreement with any Governmental Authority (including a “closing agreement” within the meaning of Section 7121 of the Code);

(v)            change the methods of accounting or accounting practice by Sellers, except as required by concurrent changes in Applicable Law or GAAP as agreed to by its independent public accountants;

(vi)          acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division;

(vii)         authorize or enter into any Contract, arrangement, or commitment to which Buyer would be bound following the Closing if Buyer did not elect to assume such Contract;

(viii)        transfer, to the extent that following such transfer such amounts would be treated as Excluded Assets, any security deposits, prepaid rentals, unbilled charges, fees, deposits, cash, cash equivalents or negotiable instruments, in each case constituting Assets;

(ix)           satisfy any Excluded Liability with an Asset;

(x)            abandon, cancel, permit to lapse or otherwise dispose of or forfeit to the public any rights in, to or for the use of any Assets or Permits;

(xi)           grant a release, immunity or covenant not to sue under any Asset; or

(xii)          enter into any legally binding commitment with respect to any of the foregoing.

Section 5.02      Assumption and Rejection of Executory Contracts and Leases.

(a)            Schedule 5.02(a) (as may be amended from time to time or supplemented with written notice to Buyer) sets forth each 365 Contract and Sellers’ good faith estimate of the amount of the Cure Costs payable in respect of each such 365 Contract (and if no Cure Cost is estimated to be payable in respect of any 365 Contract, the amount of such Cure Cost designated for such 365 Contract shall be “$0.00”) (as such schedules may from time to time be amended or supplemented with written notice to Buyer, the “365 Schedule”).

(b)            Subject to Buyer’s rights under Section 5.02(d) below to subsequently amend such designations, Schedule 5.02(b) sets forth a complete list of the 365 Contracts listed on the 365 Schedule that Buyer desires to be assumed by Sellers and transferred and conveyed to Buyer as a Purchased Contract, which shall include each Vehicle Finance Lease (collectively, and as further modified by Buyer pursuant to the provisions of this Section 5.02(b), the “Desired 365 Contracts”). Any 365 Contracts that are not Desired 365 Contracts shall be an Excluded Asset for all purposes hereof and, for the avoidance of doubt, Buyer shall have no liability on account of any 365 Contracts that are not Desired 365 Contracts.

(c)            Promptly following entry of the Bid Procedures Order (to the extent not previously filed), Sellers shall file the 365 Schedule with the Bankruptcy Court and deliver a written notice, in a form reasonably acceptable to Buyer, of the proposed assignments of the Desired 365 Contracts and the proposed Cure Costs for each Desired 365 Contract (consistent with Sellers’ good faith estimates set forth on Schedule 5.02(a)) to all non-debtor parties of the Desired 365 Contracts, which notice shall notify each non-debtor party to such Desired 365 Contract of (i) the proposed Cure Cost for such Desired 365 Contract and (ii) an objection deadline for such non-debtor party to object to the proposed Cure Cost. To the extent that any objections are received from such non-debtor parties in response to such notice, Sellers shall take all reasonably necessary actions to resolve such disputes with the applicable non-debtor party.

(d)            Notwithstanding the foregoing, (i) at any time prior to the Designation Deadline (or, if any 365 Contract is first identified to Buyer by Sellers after the Designation Deadline and prior to the commencement of the Sale Hearing, within one (1) Business Day after such identification and the provision of a copy of such 365 Contract to Buyer, to the extent not already provided to Buyer), Buyer may designate any 365 Contract that has not been rejected as a Desired 365 Contract and upon receipt of any such notice Sellers shall use commercially reasonable efforts to effect the assumption of such 365 Contract by Sellers in accordance with the Bankruptcy Code and, if Sellers are successful in effecting such assumption as of Closing, such 365 Contract shall become a Desired 365 Contract and transferred and conveyed to Buyer as a Purchased Contract and (ii) Buyer may revise Schedule 5.02(b) by excluding one or more Desired 365 Contracts at any time prior to the Designation Deadline; provided, however, that Buyer may not exclude from Schedule 5.02(b) any Desired 365 Contract that is a Vehicle Finance Lease. If a Desired 365 Contract is subject to a cure dispute or other dispute as to the assumption or assignment of such Desired 365 Contract that has not been resolved to the satisfaction of Buyer, in Buyer’s sole discretion prior to the Designation Deadline, then the Designation Deadline shall be extended (but only with respect to such Desired 365 Contract) to no later than the earliest of (A) the date on which such dispute has been resolved to the mutual satisfaction of Buyer and Sellers, (B) the date on which such 365 Contract is deemed rejected by operation of sections 365(d)(4) or 1123(b)(2) of the Bankruptcy Code, as applicable, or (C) the date required by the Bankruptcy Court and set forth in the Sale Order. Schedule 5.02(b) and the definition of Desired 365 Contracts shall be deemed automatically amended to reflect changes made pursuant to this Section 5.02(d).

(e)            If Buyer exercises its rights in Section 5.02(d) or (f) to designate a 365 Contract (including a 365 Contract that was a Desired 365 Contract immediately before such designation) as an Excluded Asset, there shall be no change in the Purchase Price as a result of such designation or change in designation.

(f)             Notwithstanding anything in this Agreement to the contrary, Sellers shall not reject any 365 Contracts without the prior written consent of Buyer in its sole discretion; provided that, after the Designation Deadline, Sellers may reject 365 Contracts (other than Desired 365 Contracts) without the consent of Buyer so long as such 365 Contracts were identified to Buyer in writing prior to the Designation Deadline. In the event that Sellers identify (whether before or after the Designation Deadline) any additional 365 Contracts capable of being assumed or rejected that were not previously identified as such, Sellers shall promptly notify Buyer of (i) such 365 Contracts (which notice shall include a copy of such 365 Contract to the extent not already provided to Buyer) and (ii) Sellers’ good faith estimate of the amount of the Cure Costs payable in respect of each such 365 Contract and, subject to Section 5.02(d), Buyer may designate each such additional 365 Contract as a Desired 365 Contract or an Excluded Asset pursuant to this Section 5.02(f), notwithstanding the passage of the Designation Deadline. Schedule 5.02(b) and the definition of Desired 365 Contracts shall be deemed automatically amended to reflect changes made pursuant to this Section 5.02(f).

(g)            Notwithstanding anything in this Agreement to the contrary, including Section 5.02(d) above, Vehicle Finance Leases shall at all times constitute Desired 365 Contracts and shall be assigned to Buyer at the Closing.

(h)            Buyer shall provide adequate assurance of future performance of all of the Desired 365 Contracts so that all Desired 365 Contracts can be assumed by Sellers and assigned to Buyer at or prior to the Closing in accordance with the provisions of section 365 of the Bankruptcy Code and this Agreement, provided that Buyer shall cooperate with Sellers in providing such adequate assurance of future performance of all of the Desired 365 Contracts and Buyer acknowledges that such cooperation may require Buyer to provide information regarding Buyer and its Subsidiaries, as well as a commitment of performance by Buyer and/or its Subsidiaries with respect to the Desired 365 Contracts from and after the Closing to demonstrate adequate assurance of the performance of the Desired 365 Contracts, and Sellers’ obligation to assume and assign such Desired 365 Contracts is subject to the cooperation and providing of such information and commitment by Buyer. Sellers shall have no liability for Cure Costs with respect to the Desired 365 Contracts, other than Excess Cure Costs.

(i)            At the Closing, (i) the Purchase Price shall be increased by, pursuant to section 365 of the Bankruptcy Code, if applicable under section 1123(b)(2) of the Bankruptcy Code, and the Sale Order, any and all cure and reinstatement costs or expenses that are required to be paid under sections 365(b)(1)(A), 365(b)(1)(B) and if applicable 1123(b)(2), or any other applicable provision of the Bankruptcy Code to effectuate the assumption and assignment of the Desired 365 Contracts (such costs or expenses required to be paid by Sellers, the “Cure Costs”) with respect to the Desired 365 Contracts actually paid by Sellers prior to Closing; provided that the Purchase Price shall not be increased by the amount of any Excess Cure Costs; and (ii) Buyer (and not Sellers) shall pay all Cure Costs with respect to the Desired 365 Contracts that have not been paid by Sellers prior to the Closing (for the avoidance of doubt, there shall not be any adjustment to the Purchase Price for any Cure Cost that is not actually paid by Seller). Notwithstanding anything to the contrary herein, if any Desired 365 Contract is subject to a dispute as to Cure Costs that has not been resolved as of Closing and such Desired 365 Contract is assigned to Buyer (at or after Closing) then, upon resolution of such Cure Costs, Buyer shall pay such Cure Costs; provided that, any and all resolutions of disputes related to Cure Costs for any Desired 365 Contract shall be acceptable to Buyer in Buyer’s reasonable discretion; provided, further, that Buyer retains any and all rights under Section 5.02(d) of this Agreement with respect to the 365 Contracts. To the extent any Cure Costs are Postpetition Accounts Payable due and payable at or prior to the Closing, such Cure Costs shall be the responsibility of, and paid by, Sellers.

Section 5.03      Access.

(a)            Each Seller shall afford to Buyer and its authorized Representatives (including accountants, consultants, counsel and representatives of financing sources) from the Execution Date until the Closing Date, during normal business hours, reasonable access to all management personnel, properties and facilities with respect to the Business, the Assets or Assumed Liabilities (subject to the terms, conditions and restrictions of agreements related to Assets and Assumed Liabilities to which such Seller is a party and the consent of the operator, as applicable) and to such Seller’s title, Surface Leases, Contracts, Vehicles, environmental and legal materials, books, records, statements and operating data and information relating to the Assets, Assumed Liabilities or the Business available as of the Execution Date and that becomes available to any Seller at any time prior to the Closing Date, together with the opportunity to make copies of such books, records and other documents at Buyer’s expense, together with the opportunity to discuss the Business with members of management and officers of Sellers and their Representatives and Sellers shall use commercially reasonable efforts to cause such members of management and officers to reasonably cooperate with Buyer and its Representatives in connection therewith, and will furnish to Buyer such other information in Sellers’ possession with respect to the Assets as Buyer may reasonably request; provided, however, that all such information shall be held in confidence by Buyer in accordance with the terms of the Confidentiality Agreements; provided, further, that in no event shall Sellers be obligated to provide (i) access or information in violation of Applicable Law, (ii) any information the disclosure of which would cause the loss of any legal privilege available to any Seller relating to such information or would cause any Seller to breach a confidentiality obligation to which it is bound; provided that the applicable Seller has used its reasonable efforts to protect the privilege or to obtain a waiver of the applicable contractual obligation, or (iii) copies of bids, letters of intent, expressions of interest or other proposals received from other Persons in connection with the transactions contemplated by this Agreement or information and analyses relating to such communications, except to the extent required in the Bid Procedures Order.

(b)            BUYER SHALL PROTECT, DEFEND, INDEMNIFY AND HOLD EACH SELLER, EACH OF THEIR SUCCESSORS, THEIR AFFILIATES AND ALL OF THEIR RESPECTIVE DIRECTORS AND OFFICERS HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS AND LOSSES CAUSED DIRECTLY OR INDIRECTLY BY THE ACTS OR OMISSIONS OF BUYER, BUYER’S AFFILIATES OR ANY PERSON ACTING ON BUYER’S OR ITS AFFILIATE’S BEHALF IN CONNECTION WITH ANY DUE DILIGENCE CONDUCTED PURSUANT TO OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING ANY SITE VISITS CONDUCTED PURSUANT TO SECTION 5.03(a), EXCEPTING ONLY LIABILITIES TO THE EXTENT ACTUALLY RESULTING FROM THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF ANY SELLER OR ANY SELLER INDEMNIFIED PARTIES. Buyer shall comply with all rules, regulations, policies and instructions reasonably required by Sellers, or any Third Party operator of any Assets, which are provided to Buyer regarding Buyer’s actions while upon, entering or leaving any Asset, including any insurance requirements that Sellers may reasonably impose, or any such Third Party operator may impose, on contractors authorized to perform work on any Asset owned or operated by Sellers (or any such Third Party operator, as applicable).

(c)            From and after the Closing, Buyer shall afford to each third party acquiror (and their respective Representatives) of Excluded Assets pursuant to a definitive agreement that is approved by the Bankruptcy Court (each, an “Excluded Asset PSA”), reasonable access to the Properties for the purpose of inspecting and removing such Excluded Assets in each case (x) on the same terms as Sellers are affording access to Buyer pursuant to this Section 5.03, mutatis mutandis and (y) solely to the extent such Excluded Asset PSA contains a covenant substantially similar to this Section 5.03(c) for the benefit of Buyer; provided that, the cost of any such inspection or removal shall be at the sole cost of the applicable third party acquiror. Each such third party acquiror shall be a third party beneficiary of this Section 5.03(c). Sellers shall require each Excluded Asset PSA to include a covenant substantially similar to this Section 5.03(c) for the benefit of Buyer.

Section 5.04      Permits. Notwithstanding any other provision in this Agreement, Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to transfer to Buyer all transferable Permits listed on Annex D. Sellers agree to provide reasonable assistance to support Buyer’s efforts to accomplish such transfer.

ARTICLE VI
COVENANTS OF BUYER

Section 6.01      Access. Buyer agrees that, following the Closing, and subject to Applicable Law and except as may be necessary to protect any applicable legal privilege, it shall (and shall cause its Subsidiaries to) give to Sellers and their Representatives reasonable access during normal business hours in a manner so as not to unreasonably interfere with the normal operations of Buyer or its Affiliates to the offices, books and records relating to the Assets or any operations relating thereto for any and all periods prior to and including the Closing Date as Sellers and their Representatives may reasonably request and to make copies at Sellers’ expense of the same in connection with (a) the preparation of Tax Returns or information returns, (b) reports or other obligations by Sellers to Governmental Authorities, (c) with respect to the administration of the Excluded Assets or Excluded Liabilities, (d) with respect to the administration of the Bankruptcy Cases, (e) pursuing, prosecuting or commencing litigation on account of or relating to Excluded Assets, including avoidance actions, (f) objecting to proofs of claims or administrative expense claims, (g) preparing the Final Settlement Statement and any other matters contemplated by Section 2.06 and (h) any final determination of any audit or examination, Proceeding or determination. Buyer shall (and shall cause its Subsidiaries to) preserve all such books and records for a period of three (3) years after the Closing; provided, however, that Buyer shall have the right at any time after the second (2nd) anniversary of the Closing Date to request in writing that Sellers take any such records and, if Sellers do not agree to take such records within ninety (90) Business Days after receipt of the request, Buyer (or its Subsidiaries, as applicable) may dispose of such records. Notwithstanding the foregoing, in no event shall Buyer be obligated to provide (i) access or information in violation of Applicable Law or (ii) any information the disclosure of which would cause the loss of any legal privilege available to any Buyer relating to such information or would cause Buyer to breach a confidentiality obligation to which it is bound; provided that Buyer has used its reasonable efforts to protect the privilege or to obtain a waiver of the applicable contractual obligation.

Section 6.02      Data Retention. Buyer, for a period of seven (7) years following Closing, will (a) retain the Data and (b) provide Sellers, their Affiliates, and Sellers and their Affiliates and their respective Representatives with reasonable access to the Data during normal business hours in a manner so as not to unreasonably interfere with the normal operations of Buyer or its Affiliates for review and copying at Sellers’ expense and subject to the limitations set forth in Section 6.01; provided that Buyer may destroy Data from time to time and prior to the end of such period in accordance with its normal document retention policy as long as Buyer notifies Sellers at least thirty (30) days in advance and provides Sellers an opportunity to remove or copy such Data.

ARTICLE VII
COVENANTS OF BUYER AND SELLERS

Section 7.01      Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, including Section 7.02(e), and subject to the Bankruptcy Code and any orders of the Bankruptcy Court, Buyer and Sellers each agree to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the Transactions; provided that the Parties understand and agree that the commercially reasonable efforts of any Party shall not be deemed to include, except as expressly set forth in this Agreement, entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Transactions; provided that this Section 7.01 shall not (i) limit or affect the obligation of any Party to perform its obligations and covenants expressly set forth in this Agreement or (ii) require any Party to incur any obligations or pay any fees or amounts to Third Parties not otherwise required under this Agreement. Sellers and Buyer agree to execute and deliver or cause to be executed and delivered such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the Transactions in accordance with the terms and conditions of this Agreement.

Section 7.02      Bankruptcy Proceedings.

(a)            Buyer agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in (i) consummating the Transactions in accordance with this Agreement and (ii) obtaining entry of the Sale Order and finding of adequate assurance of future performance by Buyer, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Buyer under this Agreement and demonstrating that Buyer is a “good faith” purchaser under section 363(m) of the Bankruptcy Code. In the event the entry of the Sale Order or the Bid Procedures Order shall be appealed, each of Sellers and Buyer shall use their respective commercially reasonable efforts to defend such appeal, subject to the Auction.

(b)            Each Party acknowledges that this Agreement and the sale of the Assets and assumption and assignment of the Purchased Contracts are subject to Bankruptcy Court approval and the consideration by Sellers of higher or better competing transactions (including any competing bids, plan of reorganization or recapitalization or restructuring transaction) in respect of all or any part of the Assets in accordance with the Bid Procedures Order.

(c)            From and after the Execution Date and until the Closing, no Seller shall take any action which is intended to (or is reasonably likely to), or fail to take any action the intent (or the reasonably likely result) of which failure to act is to, result in the reversal, voiding, modification or staying of the Bid Procedures Order. If Buyer is the Successful Bidder at the Auction, Sellers shall not take any action which is intended to (or is reasonably likely to), or fail to take any action the intent (or the reasonably likely result) of which failure to act is to, result in the reversal, voiding, modification or staying of the Sale Order or this Agreement.

(d)            From and after the Execution Date and until the Closing, to the extent reasonably practicable under the circumstances, Sellers shall make reasonable efforts to consult and cooperate with Buyer regarding (i) any pleadings, motions, notices, statements, applications, schedules, reports or other papers to be filed with the Bankruptcy Court in relation to the implementation of the Transactions, (ii) any discovery taken in connection with the seeking entry of the Sale Order (including any depositions) and (iii) any hearing relating to the Sale Order, including the submission of any evidence, including witnesses testimony, in connection with such hearing.

(e)            The bidding procedures to be employed with respect to this Agreement shall be those approved by the Bankruptcy Court pursuant to the Bid Procedures Order. Buyer acknowledges and agrees that from the Execution Date until the termination of this Agreement in accordance with its terms, Sellers and their respective Affiliates and Representatives shall be permitted to take such actions as permitted under the Bid Procedures Order with respect to an Alternative Transaction and may take any other affirmative action to evaluate and accept a qualifying offer from a qualified bidder for an Alternative Transaction not otherwise prohibited under the Bid Procedures Order and the taking of such actions shall not be deemed a breach by Sellers of this Agreement; provided, however, that any affirmative action by Sellers or any of their respective Representatives to promote, engage on, assist with or provide feedback in respect of any offer for an Alternative Transaction at any time after the Successful Bidder has been determined in accordance with the Bid Procedures Order shall be deemed a material breach of this Agreement. Without limiting the foregoing, until the Successful Bidder has been determined in accordance with the Bid Procedures Order, Sellers may, directly or indirectly through Representatives of Sellers, (i) solicit inquiries, proposals or offers from Third Parties (a “Potential Bidder”) for the Assets (and negotiate the terms of such proposals or offers) in connection with any Alternative Transaction, (ii) engage in discussions and negotiations regarding an Alternative Transaction with any Potential Bidder and any Potential Bidder’s Representatives in accordance with or as otherwise permitted under the Bid Procedures Order in connection with the solicitation of one or more proposals relating to an Alternative Transaction, (iii) subject to the proceeding sentence in this Section 7.02(e), enter into any agreement or letter of intent with respect to any Alternative Transaction and (iv) furnish to any Potential Bidder and its Representatives public or non-public information relating to any Seller and afford to any such Potential Bidder access to any properties, assets, books or records of any Seller or the business of Sellers. Notwithstanding any herein to the contrary, in no event shall any Seller or their Representatives of Affiliates enter into a definitive written agreement with any Person (other than Buyer or its Affiliates) in connection with a competing transaction prior to the entry of the Bid Procedures Order.

(f)            Without limiting the requirements of Section 7.02(a) through Section 7.02(e), from and after the Execution Date until the earlier of (x) the conclusion of the Auction if Buyer is not a Successful Bidder at the Auction or (y) the Closing, Sellers and Buyer agree to:

(i)            support and take all steps reasonably necessary and desirable to consummate the Transactions in accordance with this Agreement;

(ii)           to the extent any legal or structural impediment arises that would prevent, hinder or delay the consummation of the Transactions, support and take all steps reasonably necessary and desirable to address any such impediment;

(iii)           negotiate in good faith and use commercially reasonable efforts to execute and deliver the definitive documents and any other required agreements to effectuate and consummate the Transactions; and

(iv)          consult and negotiate in good faith with material stakeholders and their advisors regarding the execution of definitive documents and the implementation of the Transactions.

(g)            If an Auction is conducted and Sellers do not choose Buyer as the Successful Bidder, but instead chooses Buyer as the Back-up Bidder, Buyer will serve as the Back-up Bidder until the Back-Up Termination Date. If Buyer is chosen as the Back-up Bidder, Buyer will be required to keep its bid to consummate the Transactions on the terms and conditions set forth in this Agreement (as may be amended with Sellers’ written consent prior to or at the Auction) open and irrevocable until the Back-up Termination Date. If the agreement with the Successful Bidder (other than Buyer) is terminated prior to closing under such agreement, Buyer will be deemed to be the Successful Bidder and Buyer will forthwith consummate the Transactions on the terms and conditions set forth in this Agreement (as the same may be amended with Sellers’ written consent prior to or at the Auction), subject to the right of Buyer to elect to not serve as the Back-up Bidder at any time after the Back-up Termination Date.

(h)            The Escrow Funds shall be applied as provided in this Agreement or returned to Buyer in accordance with this Agreement and the Bid Procedures. Any instructions provided by Sellers to the Escrow Agent in respect of the Escrow Funds shall be consistent with this Agreement and the Bid Procedures.

Section 7.03      Public Announcements. Each Party agrees that, prior to Closing, the consent (as to both form and content), not to be unreasonably withheld, of the other Party shall be obtained prior to issuing any press release or making any public statement with respect to this Agreement or the other Transaction Documents or the Transactions, except to the extent such Party determines in good faith that such press release or other public announcement is required in connection with the Auction, the Bid Procedures Order, any order of the Bankruptcy Court or by Applicable Law (including federal securities laws); provided that Buyer Parent, Buyer and Sellers shall be permitted to issue a press release or make a public announcement upon the execution of this Agreement to announce such execution of this Agreement and will provide the other Parties with a copy of such press release or public announcement in advance of its release and provide such other Parties with a reasonable opportunity to comment on the same. From the Closing until one (1) month after the Closing, Buyer and Sellers will provide each other a copy of any press release or other public announcement with respect to this Agreement, the other Transaction Documents or the Transactions that Buyer Parent, Buyer or a Seller proposes to issue or make in advance of its release and provide the others with a reasonable opportunity to comment on the same, except to the extent that such press release or other public announcement is required by any order of the Bankruptcy Court or Applicable Law (including federal securities laws) and such prior notice is not practicable given the circumstances giving rise to the requirement to issue such release.

Section 7.04      Confidentiality. The Parties acknowledge that Buyer and Basic previously executed the Confidentiality Agreements. Notwithstanding anything to the contrary in the Confidentiality Agreements, to the extent of any conflict between the provisions of the Confidentiality Agreements and the terms hereof, the terms hereof shall prevail. The Parties acknowledge and understand that this Agreement will be filed with the Bankruptcy Court and may be made available by Sellers to Potential Bidders as contemplated by the Bid Procedures Order. The Parties agree that such disclosure shall not be deemed to violate any confidentiality obligations owing to any Party, whether pursuant to this Agreement, the Confidentiality Agreements or otherwise. Notwithstanding the foregoing, this Section 7.04 shall not in any way limit, to the extent required by Applicable Law, the disclosure of information by Sellers or their Affiliates in connection with the administration of the Bankruptcy Cases, pursuant to any provision of the Bankruptcy Code or any order of the Bankruptcy Court.

Section 7.05      Employee Matters.

(a)            Pursuant to Section 6 of the Confidentiality Agreement, Buyer is subject to certain restrictions on the solicitation and hiring of the employees of Sellers and certain of their Affiliates. However, Sellers agree that, (i) solely during the period beginning on the Execution Date and ending on the earlier to occur of (A) the Closing Date and (B) the termination of this Agreement, Buyer or one of its Affiliates may make offers of employment to any or all of the employees of Sellers or their Affiliates listed on Disclosure Schedule 3.16(a) or any other employees of Sellers identified following the Execution Date by Sellers who are engaged in the Business (each such employee, a “Seller Employee” and each such offer, an “Employment Offer”); provided, however, that any such Employment Offer must comply with Section 7.05(f), and (ii) if, and only if, the Closing has occurred, Buyer or its applicable Affiliate(s) may hire any Seller Employee pursuant to any Employment Offer made in compliance with Section 7.05.

(b)            Within five (5) days after the Execution Date, Sellers will deliver to Buyer a schedule (the “Compensation Schedule”) showing for each Seller Employee: (i) name, job title or description of services, and location; (ii) date of hire or retention, seniority or service credit date if different from initial date of hire, and full-time or part-time status; (iii) each employee’s classification as exempt or non-exempt under the Fair Labor Standards Act or analogous applicable Law governing wages and overtime; (iv) current base compensation or wage rate; (v) any bonus payments and any other amounts due to each employee; and (vi) whether such employee is on leave and expected return date. Each Employment Offer shall provide for compensation and employee benefit plans and arrangements (subject to Sections 7.5(d)-(f)) on terms determined by Buyer, in its sole discretion, and shall be subject to and conditioned upon the occurrence of the Closing and any employment by Buyer or its Affiliates of any Seller Employee shall not become effective prior to the Closing. A copy of any Employment Offer shall be delivered to Sellers at least three (3) Business Days prior to being delivered to the applicable employee. Buyer shall provide to Sellers, not later than the Closing Date, the names of each Seller Employee who has then accepted, and not revoked, an Employment Offer from Buyer or any of its Affiliates (each Seller Employee who affirmatively accepts and does not revoke such an Employment Offer and actually becomes an employee of Buyer or its Affiliates as of the Closing or, if the Employment Offer permits, at a later time following Closing, in each case on terms consistent with the accepted offer, being a “Continuing Employee”) and the names of the Seller Employees who have then declined an Employment Offer from Buyer or its Affiliates. Each Continuing Employee shall, as of the Closing Date (if he or she is still employed by Sellers or their Affiliate), be terminated by Sellers or their Affiliate, as applicable (and Sellers shall and shall cause their Affiliates to release such Continuing Employee from all non-compete or similar restrictions that would restrict or be violated in any way by, such Continuing Employee’s activities as an employee of Buyer or its Affiliate) and become an employee of Buyer or its Affiliate.

(c)            Sellers shall reasonably assist Buyer and its Affiliates, as applicable, in communicating with the employees of Sellers and their Affiliates regarding potential employment with Buyer or its Affiliates and, if requested will transmit offers to employees, as and when reasonably requested by Buyer; provided that, Buyer shall coordinate with a Person designated by Sellers in discussing Employment Offers with the Seller Employees and shall not directly communicate with any Seller Employee regarding potential employment by Buyer or its Affiliates other than as directed or consented to by such designee.

(d)            Buyer shall, and shall cause its Affiliates to, credit Continuing Employees for service earned on and prior to the Closing Date with Sellers and their Affiliates or predecessors to the extent that such service would be credited pursuant to the applicable employee benefit plan, program or arrangement maintained by Sellers, in addition to service earned with Buyer and its Affiliates on or after the Closing Date to the extent that service is relevant for purposes of eligibility, vesting, or paid-leave entitlement under any employee benefit plan, program or arrangement of Buyer or any of its Affiliates for the benefit of the Continuing Employees on or after the Closing Date, but not for the purposes of benefit accrual under any defined benefit pension plan or any equity or equity-linked incentive program; provided, however, that nothing herein shall result in a duplication of benefits with respect to the Continuing Employees or retroactive contributions.

(e)            Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to waive any pre-existing condition or actively at work limitations, evidence of insurability and waiting periods for the Continuing Employees and their eligible spouses and dependents under any employee benefit plan, program or arrangement of Buyer or any of its Affiliates for the benefit of the Continuing Employees on or after the Closing Date. Buyer shall, and shall cause its Affiliates to use commercially reasonable efforts to credit for purposes of determining and satisfying annual deductibles, co-insurance, co-pays, out-of-pocket limits and other applicable limits under the comparable health plans and arrangements offered to Continuing Employees, deductibles, co-insurance, co-pays and out-of-pocket covered expenses incurred by Continuing Employees and their respective covered spouses and dependents under Sellers or any of their respective Affiliates’ health plans in the plan year in which the Closing Date occurs.

(f)             Buyer or its Affiliates shall provide each Continuing Employee with credit for the same number of vacation, paid time off, sick days and personal days such Continuing Employee has accrued but not used as of the Closing Date; provided that, neither Buyer nor any of its Affiliates shall be obligated to provide a Continuing Employee with such credit in an amount greater than thirty (30) days; provided, further, that in no event shall Buyer or its Affiliates be obligated to pay any such credit in cash to any applicable Continuing Employee and to the extent any such credit is required by Applicable Law to be paid in cash, the obligation to pay such amount in cash shall be retained by Sellers and not deemed an Assumed Liability.

(g)            On the Closing Date, Sellers and their Affiliates shall cease to provide health and welfare coverage to each Continuing Employee and his or her covered dependents and beneficiaries, and Buyer or its Affiliate shall commence providing such coverage to Continuing Employees and his or her covered dependents and beneficiaries. Buyer and its “buying group” (as defined in Treasury Regulation section 54.4980B-9, Q&A-2(c)) shall be solely responsible for providing continuation coverage under COBRA to those individuals who are or become M&A qualified beneficiaries (as defined in Treasury Regulation section 54.490B-9, Q&A-4(a)) with respect to the transactions contemplated by this Agreement. Buyer and its Affiliates shall provide coverage required by COBRA to Continuing Employees and their eligible dependents or beneficiaries under group health plans maintained by Buyer or an Affiliate of Buyer with respect to qualifying events occurring on and after the Closing Date.

(h)            The provisions of this Section 7.05 are for the sole benefit of the parties to this Agreement only and shall not be construed to grant any rights, as a third party beneficiary or otherwise, to any person who is not a party to this Agreement, nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of Buyer to amend, modify or terminate any such employee benefit plan. In addition, nothing contained herein shall be construed to (i) prohibit any amendments to or termination of any employee benefit plans or (ii) prohibit the termination or change in terms of employment of any employee (including any Continuing Employee) as permitted under applicable law. Nothing herein, expressed or implied, shall confer upon any employee (including any Continuing Employee) any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever, under or by reason of any provision of this Agreement.

(i)             Buyer acknowledges that, except for solicitations expressly permitted by Section 7.05(a)(i) and hiring expressly permitted by Section 7.05(a)(ii), Buyer remains subject to the restrictions on the solicitation of the employees of Sellers and their Affiliates contained in Section 6 of the Confidentiality Agreement.

Section 7.06      Tax Matters; Apportionment of Tax Liability.

(a)            Non-Income Taxes.

(i)            All Non-Income Taxes (and any refunds thereof or credits in lieu of such refunds) with respect to the Assets attributable to the period before the Closing Date shall be for Sellers’ account and all Non-Income Taxes (and any refunds thereof or credits in lieu of such refunds) with respect to the Assets attributable to the period after and including the Closing Date shall be for Buyer’s account. All real estate, personal property, and similar ad valorem Taxes (and any refunds thereof or credits in lieu of such refunds) assessed with respect to the Assets for the taxable period that begins prior to the Closing Date and ends on or after the Closing Date shall be prorated based on the number of full days in such period that occur before the Closing Date, on the one hand, and the number of days in such period that occur on or after the Closing Date, on the other hand. All other Non-Income Taxes (and refunds thereof or credits in lieu of such refunds) with respect to the Assets shall be allocated between Sellers and Buyer as though the taxable period that begins prior to the Closing Date and ends on or after the Closing Date ended as of the close of business on the day before the Closing Date, and all such Non-Income Taxes with respect to the Assets attributable to taxable periods ending as of the close of business on the day before the Closing Date shall be for Sellers’ account and all such Non-Income Taxes with respect to the Assets attributable to taxable periods beginning on or after the Closing Date shall be for Buyer’s account. For the avoidance of doubt, any payroll or other employment Taxes of Sellers with respect to any Continuing Employee for any taxable period (or portion thereof) ending before the Closing Date that are deferred pursuant to Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster for the Secretary of the Treasury, issued by the Executive Office of the President on August 8, 2020 or IRS Notice 2020-65 shall be treated as attributable to the period before the Closing Date.

(ii)            The apportionment of Non-Income Taxes (and any refunds thereof or credits in lieu of such refunds) with respect to the Assets between the Parties shall take place in the Closing Statement and the Final Settlement Statement. If the Closing Date (or final determination of the Final Settlement Statement) shall occur before the applicable Tax rate or assessment is fixed for the taxable period that includes the Closing Date, the apportionment of such Non-Income Taxes shall be based upon the most recently ascertainable Non-Income Tax bills. Notwithstanding Section 7.06(a)(i), all Non-Income Taxes with respect to the Assets for the taxable period that includes the Closing Date that remain unpaid as of the date of the Closing Statement or the Final Settlement Statement shall be timely paid by Buyer, and Sellers’ allocable portion of any such Non-Income Taxes (as determined pursuant to this Section 7.06(a)) that are paid by Buyer shall be reflected as a downward adjustment to the Purchase Price pursuant to Section 2.04(c)(i). The Parties shall work together in good faith to promptly “true-up” the relevant Non-Income Taxes after the applicable Non-Income Tax bills become available or the applicable Tax Returns have been filed.

(b)            Transfer Taxes. Buyer shall be liable for fifty percent (50%) and Sellers shall be liable for fifty percent (50%) of any sales, use, transfer, documentary, stamp, registration or similar Taxes due as a result of the transfer of the Assets pursuant to this Agreement (“Transfer Taxes”) that are not eliminated in connection with the Bankruptcy Cases. Sellers and Buyer shall reasonably cooperate in the preparation and filing of any Tax Return related to Transfer Taxes, including by signing and delivering such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any Transfer Taxes.

(c)            Purchase Price Allocation. Buyer shall provide to Sellers a statement (the “Allocation”) allocating the Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Assets in accordance with section 1060 of the Code and the Treasury Regulations promulgated thereunder, and in accordance with the methodologies on Exhibit I within ninety (90) days after the final determination of the Adjusted Purchase Price in accordance with Section 2.06. Such allocation shall become conclusive and binding on the Parties fifteen (15) days after delivery by Buyer unless Sellers object in writing to the Allocation. If Sellers object, the Parties shall use commercially reasonable efforts to resolve any disputes within fifteen (15) days after Buyer’s receipt of written notice of Sellers’ objection. Any unresolved disputes shall be submitted to the Referee or an accounting firm selected pursuant to the procedures in Section 2.06(d) (the “Accounting Firm”), provided that the Accounting Firm shall utilize the methodologies set forth on Exhibit I in determining the fair market value of the Assets. The resolution of the dispute by the Accounting Firm shall be conclusive and binding on all Parties and the Allocation shall be updated to reflect such resolution. Sellers and Buyer shall use commercially reasonable efforts to update the Allocation in a manner consistent with section 1060 of the Code following any adjustment to the Purchase Price pursuant to this Agreement. Sellers and Buyer shall, and shall cause their Affiliates to, report consistently with the Allocation, as adjusted, in all Tax Returns, including IRS Form 8594, which Buyer and Sellers shall file with the Internal Revenue Service or any other Governmental Authority and neither Sellers nor Buyer shall take any position in any such Tax Return that is inconsistent with the Allocation, as adjusted, in each case, unless required to do so by a determination as defined in section 1313(a) of the Code. Sellers and Buyer agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation.

(d)            Cooperation. Sellers shall reasonably (i) assist Buyer in the preparation and timely filing of any Tax Return (including any claim for a Tax refund) with respect to Non-Income Taxes relating to the Assets; (ii) assist Buyer in any audit or other proceeding with respect to Non-Income Taxes or Tax Returns relating to the Assets; (iii) make available any information, records, or other documents relating to any Non-Income Taxes or Tax Returns relating to the Assets; and (iv) provide any information necessary or reasonably requested to allow Buyer to comply with any information reporting or withholding requirements contained in the Code or other Applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement. For the avoidance of doubt, nothing in this Section 7.06(d) shall prohibit Sellers from ceasing operations or winding up its affairs following the Closing, and the obligation of each Seller under this Section 7.06(d) shall not survive any such ceasing or winding up.

Section 7.07      Disclosure Schedule Updates. From and after the Execution Date until the Closing, Sellers shall be entitled to update, amend or modify the Disclosure Schedules relating to the representations and warranties of Sellers set forth in Article III to reflect any facts, circumstances or events first arising or, in the case of representatives given to the Knowledge of Sellers, becoming known to Sellers subsequent to the Execution Date, by providing Buyer with written notice (“Schedule Update Notice”) setting forth the update, amendment or modification and specifying the Disclosure Schedule or Disclosure Schedules affected thereby, and such update, amendment or modification shall amend and supplement the applicable Disclosure Schedules previously delivered; provided, however, that if any such Disclosure Schedules are updated, amended or modified in a manner that discloses any matter or circumstance that would otherwise give rise to a failure of the condition in Section 8.02(b) to be satisfied as of the date of such Schedule Update Notice (determined as if the date of such Schedule Update Notice were the Closing Date), Buyer may terminate this Agreement pursuant to Section 9.01(d)(ii), provided if Buyer provides written notice to terminate this Agreement pursuant to Section 9.01(d)(ii) then, if such breach giving rise to the failure of such condition is capable of being cured, upon written notice of Sellers to Buyer within one (1) Business Day of receipt of Buyer’s written notice to terminate this Agreement pursuant to Section 9.01(d)(ii) that Sellers elect to attempt to cure such breach such termination shall not be effective unless (and until) as of the end of the applicable cure period set forth in Section 9.01(d)(ii) such breach shall not have been cured to the extent necessary to no longer cause a failure of the condition in Section 8.02(b) to be satisfied. If Buyer fails to timely provide written notice to terminate this Agreement pursuant to Section 9.01(d)(ii) with respect to any update, amendment or modification of the Disclosure Schedules as provided in this Section 7.07, then Buyer, in respect of such matters disclosed by update, amendment or modification, shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 8.02(b) or Section 9.01(d)(ii), as applicable, and to have accepted such updated Disclosure Schedules for all purposes under this Agreement.

Section 7.08      Replacement of Existing Letters of Credit. The Parties acknowledge that none of the Existing Letters of Credit, if any, posted by Sellers, whether with Governmental Authorities or otherwise, relating to the Assets are to be transferred to Buyer. On or before Closing, Buyer shall endeavor to obtain, or cause to be obtained in the name of Buyer, and Sellers shall reasonably assist Buyer (at Buyer’s expense) in obtaining or causing to be obtained in the name of Buyer, replacements for all Replacement Letters of Credit as necessary to permit the cancellation of the Replacement Letters of Credit at Closing and the release to Sellers of all cash or cash equivalent deposits of Sellers with respect to such Replacement Letters of Credit. Buyer may also provide evidence that such replacements are not necessary as a result of existing bonds, letters of credit or guarantees that Buyer has previously posted as long as such existing bonds, letters of credit or guarantees are adequate to secure the cancellation of the Replacement Letters of Credit and the release to Sellers of all cash or cash equivalent deposits of Sellers with respect to such Replacement Letters of Credit at Closing. Notwithstanding the foregoing, in the event Buyer is unable to obtain any such bonds, letters of credit and guarantees prior to Closing adequate to secure the cancellation of the Replacement Letters of Credit and the release to Sellers of all cash or cash equivalent deposits of Sellers with respect to such Replacement Letters of Credit, the Parties shall nonetheless proceed with Closing and Buyer shall (a) at Closing deliver to Sellers an amount equal to the cash or cash equivalent deposits of Sellers with respect to such Replacement Letters of Credit that are not released at Closing and (b) indemnify and hold Sellers harmless for any failure to obtain such bonds, letters of credit and guarantees. If Sellers receive any amounts after the Closing as a return of the cash or cash equivalent deposits of Sellers with respect to such Replacement Letters of Credit (such amount returned to Sellers, the “Excess Recovery Amount”), Sellers shall deliver to Buyer the Excess Recovery Amount.

Section 7.09      Casualty or Condemnation Loss. If, after the Execution Date but prior to the Closing Date, any portion of the Assets is damaged or destroyed or otherwise impaired by fire, explosion, tornado, hurricane, earthquake, earth movement, flood, water damage or other casualty or is taken in condemnation or under right of eminent domain (in each case, a “Casualty or Condemnation Loss”), then Buyer shall nevertheless be required to close the transactions contemplated by this Agreement without any change to the Purchase Price and from and after the Closing, Sellers shall use commercially reasonable efforts to file and pursue under such applicable insurance policies for such Casualty or Condemnation Loss on behalf of Buyer. To the extent that Sellers or their Affiliates collect proceeds under any applicable insurance policy pursuant to this Section 7.09, Sellers or their Affiliates, as applicable, shall pay to Buyer all sums paid to Sellers or their Affiliates by Third Parties by reason of such Casualty or Condemnation Loss insofar as with respect to the Assets (net of amounts spent or incurred by Sellers prior to Closing with respect to replacement or repair of any such Casualty or Condemnation Loss) and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Sellers’ and their Affiliates’ right, title and interest (if any) in insurance claims, unpaid awards and other rights against Third Parties (excluding any Liabilities, other than insurance claims, of or against any Seller Indemnified Parties) arising out of such Casualty or Condemnation Loss insofar as with respect to the Assets; provided, however, that Sellers shall reserve and retain (and Buyer shall assign to Sellers) all rights, title, interests and claims against Third Parties for the recovery of Sellers’ costs and expenses incurred prior to the Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to any such Casualty or Condemnation Loss. Except as expressly set forth hereinabove or in Section 2.01, Sellers shall retain all rights to insurance, condemnation awards and other claims against Third Parties with respect to the casualty or taking except to the extent the Parties otherwise agree in writing. Sellers shall not, and shall cause their Affiliates and representatives not to, without the prior written consent of Buyer, amend, modify or waive any of its rights under the applicable insurance policies to the extent that doing so could reasonably be expected to adversely affect any coverage thereunder of Buyer, the Assets or the Business. Subject to the following sentence, Sellers or their Affiliates, as applicable, shall retain the exclusive right to control claims related to any Casualty or Condemnation Loss, provided that Buyer shall have the right, but not the duty, to monitor such claims and Sellers shall keep Buyer reasonably informed with respect thereto.

Section 7.10      Transition Services Agreement. If requested by Buyer, the Parties shall negotiate in good faith and enter into a customary transition services agreement on reasonably acceptable terms prior to the Closing, pursuant to which Sellers and their respective applicable Affiliates will make available to Buyer certain services and the benefits of any assets, properties or rights held by any Seller or any of their respective Affiliates that have been used in, and are reasonably necessary for the operation of, the Business, including payroll, systems and ticketing, on customary terms, on a cost plus 5% basis and for a term of forty-five (45) days after the Closing; provided that, nothing in this Section 7.10 or such transition services agreement will require Sellers to maintain sufficient personnel to perform any services after Closing, and Sellers shall have no obligation to procure any services from Third Parties or employ any personnel in connection with the performance of any services and Sellers shall have no obligation to provide any services under such transition services agreement to the extent Sellers do not have sufficient personnel to provide such services; provided further that, for a period of forty-five (45) days after the Closing, Sellers shall not voluntarily terminate the employment of any employee necessary for the performance of any information technology functions included in the services contemplated in the transition services agreement other than for cause (as determined in Sellers’ sole discretion and consistent with past practices) or materially reduce the base salary or benefits provided to any such employee unless, after giving effect to such termination or any resignation of any such employee, Sellers shall have available to it sufficient employees to perform such services.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.01      Conditions to Obligations of Buyer and Sellers. The obligations of Buyer and Sellers to consummate the Closing are subject to the satisfaction (or, in the case of clauses (b) and (c) of this Section 8.01, waiver by each to the extent permitted under Applicable Law) of each of the following conditions:

(a)            no Applicable Law shall prohibit the Transactions or the consummation of the Closing;

(b)            all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing shall have been taken, made or obtained (other than those actions or filings that are customarily obtained after the Closing); and

(c)            no injunction, order, decree or judgment of any Governmental Authority of competent jurisdiction shall be in effect which prohibits, restrains or enjoins the consummation of the Transactions; provided that the Party seeking to rely on this Section 8.01(c) as a basis not to consummate the Closing must have used commercially reasonable efforts to prevent the entry of such injunction, order, decree or judgment.

Section 8.02      Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction (or waiver by Buyer) of each of the following further conditions:

(a)            each Seller shall have performed in all material respects all of its covenants and other obligations hereunder required to be performed by it on or prior to the Closing Date;

(b)            (i) the Seller Fundamental Representations shall be true and correct in all respects at and as of the Execution Date and at and as of the Closing Date, with the same force and effect as though such representations and warranties had been made at and as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case it shall be true and correct as of such specified date) and (ii) the other representations and warranties set forth in Article III of this Agreement shall be true and correct at and as of the Execution Date and at and as of the Closing Date, as if made at and as of the Closing Date, other than those representations and warranties that are made as of a specific earlier date which representations and warranties need not be true and correct as of the Closing Date but must be true and correct as of such specific earlier date (provided, that, in each case, for purposes of this Section 8.02(b)(ii), in determining whether such representations and warranties are true and correct, all qualifications in such representations or warranties as to “material,” “in all material respects,” Seller Material Adverse Effect or similar materiality qualifiers shall be disregarded), except for those failures to be true and correct that, individually or in the aggregate, do not constitute a Seller Material Adverse Effect;

(c)            the Bid Procedures Order and the Sale Order shall have been entered by the Bankruptcy Court and each such order shall be a Final Order and in full force and effect;

(d)            Sellers shall have delivered each of the items required by Section 2.05(c) to be delivered by Sellers at the Closing; and

(e)            no Seller Material Adverse Effect shall have occurred since the Execution Date.

Section 8.03      Conditions to Obligation of Sellers. The obligation of Sellers to consummate the Closing is subject to the satisfaction (or waiver by Sellers) of the following further conditions:

(a)            (i) Buyer shall have performed in all material respects all of its covenants and other obligations hereunder required to be performed by it on or prior to the Closing Date; (ii) (A) the Buyer Fundamental Representations shall be true and correct in all respects at and as of the Execution Date and at and as of the Closing Date, with the same force and effect as though such representations and warranties had been made at and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of a specified date, in which case it shall be true and correct as of such specified date); and (iii) the other representations and warranties set forth in Article IV of this Agreement shall be true and correct at and as of the Execution Date and at and as of the Closing Date, as if made at and as of the Closing Date, other than those representations and warranties that are made as of a specific earlier date which representations and warranties need not be true and correct as of the Closing Date but must be true and correct as of such specific earlier date (provided, that, in each case, for purposes of this Section 8.03(a)(iii), in determining whether such representations and warranties are true and correct, all qualifications in such representations or warranties as to “material,” “in all material respects,” Buyer Material Adverse Effect or similar materiality qualifiers shall be disregarded), except for those failures to be true and correct that, individually or in the aggregate, do not constitute a Buyer Material Adverse Effect;

(b)            the Bid Procedures Order and the Sale Order, together with any other order of the Bankruptcy Court required to consummate the Transactions, shall have been entered by the Bankruptcy Court and each such order shall be a Final Order and in full force and effect; and

(c)            (i) Buyer shall have delivered each of the items required by Section 2.05(d) to be delivered by Buyer at the Closing and (ii) Buyer shall have made the payment of the Closing Date Adjusted Purchase Price as required by Section 2.05(e).

ARTICLE IX
TERMINATION

Section 9.01      Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of Sellers and Buyer;

(b)            by Sellers upon written notice to Buyer or by Buyer upon written notice to Sellers if the Closing shall not have been consummated on or before the date that is sixty (60) days after the Execution Date (the “End Date”), unless extended by mutual written agreement of Buyer and Sellers;

(c)            by Sellers upon written notice to Buyer or by Buyer upon written notice to Sellers if a Governmental Authority of competent jurisdiction shall have issued an order, injunction or judgment or law that permanently restrains, prohibits, enjoins or declares illegal the transactions contemplated by this Agreement and such order, injunction or judgment becomes final and non-appealable;

(d)            by Buyer upon written notice by Buyer to Sellers if:

(i)            (x) an Auction occurs and Buyer is not the Successful Bidder or the Back-up Bidder at the Auction and Sellers do not close the transactions contemplated by this Agreement by the End Date or (y) the Bankruptcy Court shall have approved any Alternative Transaction or Sellers shall have entered into any definitive agreement with respect to any Alternative Transaction which agreement has been approved by the Bankruptcy Court; provided that Buyer shall not be permitted to terminate this Agreement pursuant to this Section 9.01(d)(i)(y) if Buyer is the Back-up Bidder except upon the earlier of (1) the consummation of such Alternative Transaction or (2) the Back-up Termination Date;

(ii)            Sellers shall have breached of any of their representations, warranties, covenants or other obligations contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.02 and (A) such breach is not waived in writing by Buyer (subject to Sellers’ right to cure such breach as described in clause (B)) or (B) solely to the extent such breach is capable of being cured, following written notice thereof from Buyer to Sellers specifying the reason such condition is unsatisfied, such breach remains uncured for a period of ten (10) Business Days after Sellers’ receipt of such written notice from Buyer;

(iii)            any condition set forth in Section 8.01 or Section 8.02 that has not been waived by Buyer shall have become incapable of being satisfied by the End Date; or

(iv)            (x) if a trustee or examiner is appointed in the Chapter 11 Cases prior to the Closing, (y) if Sellers (either directly or indirectly through an agent or designee) object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Closing or otherwise with respect to the sale, transfer and conveyance of the Assets to Buyer, as contemplated by this Agreement and the Transaction Documents, or (z) Sellers or any of their respective Affiliates file any motion, pleading, or other document with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with this Agreement or the consummation of the Closing and the sale and conveyance of the Assets to the Buyers and the Transaction Documents, provided that any action taken by Sellers as permitted under Section 7.02(e) or the Bid Procedures Order shall not give rise to any right of termination under the foregoing clauses (y) or (z).

provided that each deadline set forth in clauses (i) and (ii) of this Section 9.01(d) shall be subject to the Bankruptcy Court’s docket, and accordingly, (A) shall be deemed extended through the date of the hearing set by the Bankruptcy Court for consideration of the applicable pleading if, after using reasonable efforts, Sellers are unable to obtain a docket setting for such hearing prior to such deadline, (B) shall be deemed extended through the date(s) of any continued hearing set by the Bankruptcy Court for consideration of such pleading if, after using reasonable efforts, Sellers are unable to conclude such hearing(s) prior to such deadline and (C) shall be deemed extended as required to comply with any notice periods required under the Bankruptcy Code which, as a result of any extensions described under the foregoing clauses (A) and (B), cannot be complied with prior to such deadline; or

(e)            by Sellers upon written notice by Sellers to Buyer if:

(i)            (x) an Auction occurs and Buyer is not the Successful Bidder or the Back-up Bidder at the Auction or (y) the Bankruptcy Court shall have approved any Alternative Transaction or Sellers shall have entered into any definitive agreement with respect to any Alternative Transaction;

(ii)            Buyer shall have breached any of its representations, warranties, covenants or other obligations contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.03 and (A) such breach is not waived in writing by Sellers (subject to Buyer’s right to cure such breach as described in clause (B)) or (B) solely to the extent such breach is capable of being cured, following written notice thereof from Sellers to Buyer specifying the reason such condition is unsatisfied, such breach remains uncured for a period of ten (10) Business Days after Buyer’s receipt of such written notice from Sellers;

(iii)           any condition set forth in Section 8.01 or Section 8.03 that has not been waived by Sellers shall have become incapable of being satisfied by the End Date; or

(iv)          Buyer shall not have deposited the Escrow Funds in the Escrow Account within one (1) Business Day after the Execution Date.

Notwithstanding the foregoing, (x) Sellers shall not be permitted to terminate this Agreement pursuant to this Section 9.01 if Sellers are in breach of any of their representations and warranties in this Agreement or shall have failed to perform or comply with any of their covenants and agreements in this Agreement such that either (A) the condition to closing set forth in Section 8.02 shall not be satisfied or (B) such breach or failure to perform or comply by Sellers is the primary cause of the occurrence of any event giving Sellers a right to terminate this Agreement or the failure of the Closing to have occurred, and (y) Buyer shall not be permitted to terminate this Agreement pursuant to this Section 9.01 if Buyer is in breach of its respective representations and warranties in this Agreement or shall have failed to perform or comply with any of its covenants and agreements in this Agreement such that either (A) the condition to closing set forth in Section 8.03(a) shall not be satisfied or (B) such breach or failure to perform or comply by Buyer is the primary cause of the occurrence of any event giving Buyer a right to terminate this Agreement or the failure of the Closing to have occurred.

Section 9.02      Effect of Termination.

(a)            If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Section 9.01, then, except for the provisions of Section 5.03(b), Section 7.04, this Section 9.02, Section 9.03 and Article XI and such of the defined terms on Exhibit A necessary to give context to the surviving provisions, this Agreement shall forthwith become void and the Parties shall have no liability or obligation hereunder.

(b)            If Sellers are entitled to terminate this Agreement pursuant to (i) Section 9.01(e)(ii) or (ii) Section 9.01(b) and, in the case of clause (ii), (A) Buyer is then in Willful Breach of this Agreement, or (B) Buyer has failed to close in the instance where, as of the End Date, (1) all of the conditions in Section 8.01 and Section 8.02 (in each case excluding conditions that, by their terms, cannot be satisfied until the Closing) have been satisfied by Sellers (or waived by Buyer), (2) each Seller is ready, willing and able to perform its obligations under Section 2.05(c), and (3) Buyer nevertheless fails to close, then, in each such event, Sellers shall be entitled to, at their option (x) obtain specific performance in lieu of termination or (y) terminate this Agreement and receive a distribution of the Escrow Funds (or if Buyer terminates this Agreement pursuant to Section 9.01(b) at a time when Sellers had the right to terminate this Agreement and receive a distribution of the Escrow Funds pursuant to this Section 9.02(b), Sellers shall be entitled to a distribution of the Escrow Funds) as liquidated damages for such termination (the Parties agree that the foregoing liquidated damages are reasonable considering all of the circumstances existing as of the Execution Date, shall not serve as a penalty and constitute the Parties’ good faith estimate of the actual damages reasonably expected to result from such termination of this Agreement by Sellers). Sellers agree that, to the fullest extent permitted by Applicable Law, Sellers’ rights set forth in the preceding sentence shall be the sole and exclusive remedies of Sellers (other than with respect to those provisions that survive termination pursuant to Section 9.02(a)) if the Closing does not occur as a result of the termination of this Agreement in the circumstances described in this Section 9.02(b). Nothing herein shall be construed to prohibit Sellers from first seeking specific performance in accordance with the last sentence of this Section 9.02(b), but thereafter terminating this Agreement and receiving a distribution of the Escrow Funds as liquidated damages in lieu of fully prosecuting its claim for specific performance; provided that under no circumstance shall Sellers be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the Escrow Funds). Each Party acknowledges that the remedies at law of Sellers for a breach or threatened breach of this Agreement by Buyer as contemplated pursuant to this Section 9.02(b) may be inadequate and, in recognition of this fact, Sellers, without posting any bond or the necessity or proving the inadequacy as a remedy of monetary damages, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available. If at any time Sellers are entitled to receive a distribution of the Escrow Funds pursuant to this Section 9.02(b), Sellers and Buyer shall promptly and jointly instruct the Escrow Agent to distribute to Sellers all of the Escrow Funds.

(c)            If this Agreement is terminated prior to the Closing by Sellers or by Buyer pursuant to Section 9.01 other than under the circumstances described in Section 9.02(b), within two (2) Business Days after such termination, Sellers and Buyer shall jointly instruct the Escrow Agent to distribute to Buyer all of the Escrow Funds.

(d)            Subject to this Section 9.02 and Section 9.03, upon the termination of this Agreement, no Party shall have any other liability or obligation hereunder, and Sellers shall be free to immediately enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

Section 9.03      Break-Up Fee; Expense Reimbursement.

(a)            If (i) this Agreement is terminated by (A) Buyer pursuant to and in accordance with Section 9.01(d)(i) or (B) Sellers pursuant to and in accordance with Section 9.01(e)(i), (ii) Buyer shall not have breached any of its representations or warranties or failed to perform or comply with any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 8.03(a) shall not be satisfied and (iii) any Seller or Sellers consummate any Alternative Transaction prior to the date that is twelve (12) calendar months following such termination of the Agreement, Sellers shall, subject to entry of the Bid Procedures Order, pay to Buyer a termination fee in the amount of (A) $810,000 (the “Break-Up Fee”) plus (B) the reasonable and documented costs and expenses incurred by Buyer in connection with the Transactions, up to a maximum of $540,000 (the “Expense Reimbursement”), which Break-Up Fee and Expense Reimbursement shall be payable upon consummation of such Alternative Transaction from proceeds of such sale.

(b)            Notwithstanding anything contained herein to the contrary, Buyer agrees that, upon any termination of this Agreement under circumstances where the Break-Up Fee and Expense Reimbursement is payable by Sellers pursuant to this Section 9.03 and such Break-Up Fee and Expense Reimbursement is paid in full to Buyer by Sellers, Buyer shall be precluded from any other remedy against Sellers, at law or in equity or otherwise, and Buyer shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against Sellers or any of their respective Representatives, equityholders or Affiliates in connection with this Agreement or the Transactions and Sellers and their respective Representatives, equityholders and Affiliates shall be fully released and discharged from any liability or obligation under or resulting from this Agreement and the Transactions.

(c)            Buyer represents to Sellers that this Section 9.03 is a condition precedent to its execution of this Agreement and is necessary to ensure that Buyer will continue to pursue the Transaction, and each Seller acknowledges that the Break-Up Fee and Expense Reimbursement, if payable hereunder, (i) constitutes an actual and necessary cost and expense of preserving Sellers’ estates, within the meaning of section 503(b) of the Bankruptcy Code, (ii) is of substantial benefit to Sellers, (iii) is reasonable and appropriate, including in light of the size and nature of the Transactions and the efforts that have been or will be expended by Buyer, notwithstanding that the proposed Transactions are subject to higher or better offers, and (iv) was negotiated by the Parties at arms’-length and in good faith.

(d)            Sellers’ obligation to pay the Break-Up Fee and Expense Reimbursement, as provided herein, shall (i) survive termination of this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(e)(i), (ii) be paid, in cash, on the date of consummation of the first Alternative Transaction consummated by Sellers or, to the extent that is not reasonably possible, within one (1) Business Day thereafter, solely from the sale proceeds of such Alternative Transaction and (iii) constitute an administrative expense Claim against any Seller under section 503(b) or 507(a)(2) of the Bankruptcy Code (for the avoidance of doubt and notwithstanding anything to the contrary herein, such claim will have priority of all other administrative expense claims (other than as provided in any order entered by the Bankruptcy Court in connection with debtor-in-possession financing, if applicable)).

ARTICLE X
SURVIVAL AND INDEMNIFICATION

Section 10.01      Survival; Limited Recourse Against Sellers.

(a)            The representations and warranties of Sellers contained herein and in any certificate or other writing delivered by Sellers pursuant hereto shall terminate upon and not survive the Closing and there shall be no liability (whether arising in contract, tort or otherwise, or whether at law or in equity, and regardless of the legal theory under which any entitlement, remedy or recourse may be sought or imposed (including all rights afforded by any statute which limits the effects of a release with respect to unknown claims)) thereafter in respect thereof. Each of the covenants of Sellers contained in this Agreement shall terminate upon the Closing except to the extent that performance under such covenant is to take place after Closing, in which case such covenant shall survive the Closing until the earlier of (i) performance of such covenant in accordance with this Agreement or, (ii) (A) if time for performance of such covenant is specified in this Agreement, thirty (30) days following the expiration of the time period for such performance or (B) if time for performance of such covenant is not specified in this Agreement, the expiration of applicable statute of limitations with respect to any claim for any failure to perform such covenant. The intended effect of termination of representations, warranties, covenants and agreements is to bar, from and after the date of termination, any claim or cause of action based on (x) the alleged inaccuracy of such representation or breach of such warranty or (y) such alleged breach or failure to fulfill such covenant or agreement; provided that if a written notice of any claim with respect to any covenant to be performed after Closing is given to Sellers prior to the expiration of such covenant then such covenant shall survive until, but only for purposes of, the resolution of such claim by final, non-appealable judgment or settlement.

(b)            Buyer shall have no recourse against any Seller Indemnified Party or any of their Affiliates or their respective lenders or creditors from and after Closing for any Losses relating to the Assets or this Agreement (including title and environmental matters) or Sellers’ breach of any representations and warranties, covenants or other provision of this Agreement, subject to Buyer’s rights under Section 11.11 with respect to those covenants of Sellers the performance of which is to take place after Closing, as contemplated by Section 10.01(a). Notwithstanding anything to the contrary herein, none of the Sellers, any of their Affiliates or any of their respective lenders or creditors shall have recourse against Buyer from and after Closing for any Losses relating to any Excluded Assets or any Excluded Liabilities.

(c)            Subject to Section 10.01(a), the remainder of this Agreement shall survive the Closing without time limit. Representations, warranties, covenants, obligations and agreements of Sellers shall be of no further force and effect after the date of their expiration as set forth in Section 10.01(a). For the avoidance of doubt, nothing in this Agreement shall prohibit Sellers from ceasing operations or winding up its affairs following the Closing.

(d)            Any representation and warranty insurance policy obtained by Buyer in connection with the transactions contemplated by this Agreement shall include a complete and unconditional (except in cases of fraud) waiver of subrogation and contribution rights against all of the Seller Indemnified Parties, and neither Buyer nor any of its Affiliates shall amend or waive such waiver in any respect without the prior written consent of Sellers.

Section 10.02      Indemnification by Buyer. From and after Closing, Buyer hereby assumes and agrees to release, defend, indemnify and hold Sellers and their Affiliates, and each of their respective officers, managers, directors, employees, equity owners, agents and successors (collectively, the “Seller Indemnified Parties”) harmless from and against any and all losses, liabilities, obligations, damages, costs and expenses (individually, a “Loss” and, collectively, “Losses”) based upon, attributable to or resulting from:

(a)            any breach of any representation or warranty of Buyer set forth in Article IV hereof, or any representation or warranty contained in any certificate delivered by or on behalf of Buyer pursuant to this Agreement;

(b)            any breach of any covenant or other agreement on the part of Buyer under this Agreement;

(c)            the Assumed Liabilities (excluding any Excluded Liabilities);

(d)            the Assets or Buyer’s ownership or operation of the Assets after the Closing Date (excluding any that pertain to any Excluded Assets or Excluded Liabilities);

(e)            any Buyer Taxes;

(f)            any and all Expenses incident to the foregoing (excluding any Expenses that the Sellers or any of their Affiliates are responsible for under this Agreement); and

(g)            any other indemnity obligations of Buyer and its Affiliates expressly set forth in this Agreement.

Section 10.03      Indemnification Procedures.

(a)            In the event that any Proceedings shall be instituted or that any claim or demand shall be asserted by any Indemnified Party in respect of which payment may be sought under Section 10.02 (an “Indemnification Claim”), the Indemnified Party shall reasonably and promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Party. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) notify the Indemnified Party of its intent to do so. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the Indemnifying Party shall assume the defense of any Indemnification Claim, the Indemnified Party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Indemnification Claim. The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 10.03 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Indemnification Claim. If the Indemnifying Party makes any payment on any Indemnification Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Indemnification Claim.

(b)            After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

Section 10.04      Express Negligence. THE INDEMNIFICATION, RELEASE, ASSUMED LIABILITIES, WAIVER AND LIMITATION OF LIABILITY PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. BUYER AND SELLERS ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

Section 10.05      Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes, except as required by applicable law.

Section 10.06      Sole and Exclusive Remedy. Except for the post-Closing payments contemplated in Section 2.07, the remedies provided in this Article X shall be the sole and exclusive legal and equitable remedies of the Parties, from and after the Closing, with respect to this Agreement and the transactions contemplated hereby, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, or whether at law or in equity, and regardless of the legal theory under which such entitlement, remedy or recourse may be sought or imposed (including all rights afforded by any statute which limits the effects of a release with respect to unknown claims), it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by law. Notwithstanding the foregoing, nothing in this Agreement shall prevent Buyer from, prior to the Closing, enforcing rights and remedies in connection with any alleged breach of this Agreement in the Bankruptcy Court, including but not limited to filing a proof of claim.

Section 10.07      Limitation on Indemnity Obligations. The aggregate amount of all payments made by the Buyer in satisfaction of claims for indemnification pursuant to Section 10.02(a) shall not exceed an amount equal to fifty percent (50%) of the Purchase Price (the “Cap”); provided that (A) the Cap shall not apply with respect to any Losses resulting from, arising out of or relating to breaches of the Buyer Fundamental Representations and (B) in no event shall the aggregate amount of all payments made by Buyer in satisfaction of claims for indemnification pursuant to Section 10.02(a) exceed the Adjusted Purchase Price actually paid by Buyer. Notwithstanding anything to the contrary herein, including Section 11.04, the rights of a Seller Indemnified Party under Section 10.03, including, without limitation, to be indemnified, released and defended by Buyer, is in each case personal to such Seller Indemnified Party and may not be assigned, sold, conveyed or otherwise transferred to any other Person (other than, in the case of Sellers and their controlled Affiliates, to the Liquidating Trust, if one is established for Sellers and their controlled Affiliates, as contemplated by Section 11.04(b)), in whole or in part, directly or indirectly, by operation of law or otherwise, and any such assignment, sale, conveyance, merger or other transfer shall be void ab initio.

ARTICLE XI
MISCELLANEOUS

Section 11.01      Notices. All notices and communications which are required or may be given to a Party hereunder shall be in writing, addressed as indicated below and shall be deemed to have been duly given upon the earliest of: (a) if by personal delivery, then the date of delivery if such date is a Business Day during normal business hours, or, if such date is not a Business Day during normal business hours, then the next Business Day, (b) if sent by U.S. certified mail, postage prepaid, return receipt requested, then the date shown as received on the return notice, (c) if sent by email, with delivery receipt to sender or upon an affirmative reply by email by the intended recipient that such email was received, or (d) if by Federal Express overnight delivery (or other reputable overnight delivery service), the date shown on the notice of delivery if such date is a Business Day during normal business hours, or, if such date is not a Business Day during normal business hours, then on the next Business Day:

if to Buyer, to:

Berry Corporation (bry)
16000 N. Dallas Pkwy., Suite 500
Dallas, Texas 75248
Attention:	Danielle Hunter, EVP, General Counsel and Corporate Secretary
Email:	dhunter@bry.com

with a copy to:

Kirkland& Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:	Adam D. Larson, P.C.; John D. Furlow
Email:	adam.larson@kirkland.com; john.furlow@kirkland.com

if to Sellers, to:

c/o Basic Energy Services,Inc.
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102
Attention:	Robert J. Reeb,III
Email:	RReeb@BasicES.com

with a copy to:

Weil, Gotshal& Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Attention:	Rodney L. Moore
Email:	Rodney.Moore@weil.com

and

Weil, Gotshal& Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:	Ray C. Schrock, P.C.
Sunny Singh
Email:	Ray.Schrock@weil.com
Sunny.Singh@weil.com

The Parties may change the identity, address and email addresses to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 11.01.

Section 11.02      Amendments and Waivers.

(a)       Any provision of this Agreement may be amended or waived if but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)       No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.03      Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 11.04      Successors and Assigns/Liquidating Trust.

(a)       Subject to Section 11.04(b), the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Party hereto; provided, however, that Sellers may assign their respective rights and obligations under this Agreement to any liquidating trust or other representative of Sellers created or appointed pursuant to a Bankruptcy Court order; provided, further, that Buyer may assign its rights and obligations under this Agreement to any Affiliate of Buyer without prior consent of Sellers, provided that no such transfer or assignment will release Buyer of its obligations hereunder or enlarge, alter or change any obligation of Sellers to Buyer.

(b)       If a Liquidating Trust is established, from and after the formation of the Liquidating Trust all rights and obligations of Sellers under this Agreement shall accrue to and be for the benefit of an shall be exercisable by the Liquidating Trust, as provided by any order of the Bankruptcy Court and the Liquidating Trustee shall be entitled to exercise all of the rights of Sellers under this Agreement.

Section 11.05      Governing Law. EXCEPT TO THE EXTENT THE MANDATORY PROVISIONS OF THE BANKRUPTCY CODE APPLY, THIS AGREEMENT, THE TRANSACTION DOCUMENTS, AND ANY OTHER DOCUMENT OR INSTRUMENT DELIVERED PURSUANT HERETO, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, TERMINATION, PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS, INCLUDING ITS STATUTES OF LIMITATIONS, WITHOUT REGARD TO ANY CONFLICTS OF LAW OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION.

Section 11.06      Jurisdiction. Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Transaction Documents (whether in contract or tort), exclusively in (a) the Bankruptcy Court so long as the Bankruptcy Cases remain open and (b) after the close of the Bankruptcy Cases, or in the event that the Bankruptcy Court determines that it does not have jurisdiction, the United States District Court for the Southern District of Texas in Harris County, Texas or any Texas state court sitting in Harris County, Texas (together with the Bankruptcy Court, the “Chosen Courts”), and solely in connection with claims arising under this Agreement or any other Transaction Document or the Transactions (whether in contract or tort) (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.01.

Section 11.07      Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.08      Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when all Parties shall have received a counterpart hereof signed by all of the other Parties. Until and unless all Parties have received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns prior to Closing; provided, however, (a) the Seller Indemnified Parties are intended to be, and shall be, third party beneficiaries of the rights of Seller Indemnified Parties specified in Article X, (b) the Buyer Non-Recourse Parties and the Seller Non-Recourse Parties are intended to be, and shall be, third party beneficiaries of the rights of the Buyer Non-Recourse Parties and the Seller Non-Recourse Parties, as applicable, specified in Section 11.15 and (c) third party acquirors of Excluded Assets pursuant to an Excluded Asset PSA are intended to be, and shall be, third party beneficiaries of the rights of third party acquirors of Excluded Assets pursuant to an Excluded Asset PSA specified in, and subject to the terms of, Section 5.03(c). From and after the establishment of the Liquidating Trust, the Liquidating Trustee shall be a third party beneficiary of Sellers’ rights under this Agreement.

Section 11.09      Entire Agreement. This Agreement, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

Section 11.10      Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; and in lieu of each such invalid, void or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such invalid, void or unenforceable provision as may be valid, binding and enforceable.

Section 11.11      Specific Performance. Without limiting Sellers’ rights under Section 9.02(b), the Parties agree that, from and after Closing, irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement (without posting any bond or other undertaking) or to enforce specifically the performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 11.12      Certain Acknowledgements and Limitations.

(a)            Any and all duties and obligations which any Party may have to any other Party with respect to or in connection with this Agreement, the other Transaction Documents or the Transactions are limited to those specifically set forth in this Agreement and the other Transaction Documents. Neither the duties nor obligations of any Party, nor the rights of any Party, shall be expanded beyond the terms of this Agreement and the other Transaction Documents on the basis of any legal or equitable principle or on any other basis whatsoever. Neither any equitable or legal principle nor any implied obligation of good faith or fair dealing nor any other matter requires any Party to incur, suffer or perform any act, condition or obligation contrary to the terms of this Agreement and the other Transaction Documents, whether or not existing and whether foreseeable or unforeseeable. Each of the Parties acknowledges that it would be unfair, and that it does not intend, to increase any of the obligations of the other Party on the basis of any implied obligation or otherwise.

(b)            WITHOUT LIMITING SECTION 10.03(b), UNDER NO CIRCUMSTANCES SHALL ANY PARTY TO THIS AGREEMENT BE LIABLE FOR (i) ANY EXEMPLARY OR PUNITIVE DAMAGES OR (ii) ANY CONSEQUENTIAL, EXPECTANCY, SPECIAL OR INDIRECT DAMAGES, IN EITHER CASE, FOR LIABILITIES ARISING OUT OF ANY ACTUAL, ALLEGED OR INTENTIONAL BREACH OF THIS AGREEMENT (EXCEPT (x) IN THE CASE OF CLAUSE (i), TO THE EXTENT ANY SUCH DAMAGES WOULD OTHERWISE BE RECOVERABLE UNDER APPLICABLE LAW IN AN ACTION FOR BREACH OF CONTRACT OR (y) IN THE CASE OF CLAUSE (i) OR CLAUSE (ii), ANY SUCH DAMAGES TO THE EXTENT INDEMNIFIABLE PURSUANT TO ARTICLE X BECAUSE PAYABLE BY A SELLER INDEMNIFIED PARTY TO A THIRD PARTY).

Section 11.13      Disclosure Schedules. All references to Schedules and Disclosure Schedules in Article III of this Agreement refer to Schedules contained in the Disclosure Schedule. The information in the Disclosure Schedule constitutes exceptions, qualifications and/or supplements to particular representations or warranties of Sellers as set forth in this Agreement. The Disclosure Schedule shall not be construed as indicating that any disclosed information is required to be disclosed, and no disclosure shall be construed as an admission that such information is material to, outside the Ordinary Course of Business of, or required to be disclosed by, Sellers or constitutes, individually or in the aggregate, a Seller Material Adverse Effect. Capitalized terms used in the Disclosure Schedule that are not defined therein and are defined in this Agreement shall have the meanings given to them in this Agreement. The captions contained in the Disclosure Schedule are for the convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Disclosure Schedules or this Agreement. The statements in each Schedule of the Disclosure Schedule qualify and relate to the corresponding provisions in the Sections of this Agreement to which they expressly refer and to each other provision in this Agreement to which the applicability of a statement or disclosure in a particular Schedule of the Disclosure Schedule is reasonably apparent on its face.

Section 11.14      Preparation of Agreement. The Parties and their counsel have reviewed the provisions of this Agreement and have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.15      No Recourse.

(a)            Notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document, each Seller, on behalf of itself and its Affiliates and their respective representatives and the Seller Indemnified Parties, covenants, agrees and acknowledges that no Person other than Buyer (and its successors or assignees, as applicable) has any obligation hereunder and that, neither Sellers, their respective Affiliates or their respective representatives, or any Seller Indemnified Parties, shall have any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any of Buyer’s former, current or future debt or equity financing sources, equity holders, controlling Persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents, or any former, current or future equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including Buyer, a “Buyer Non-Recourse Party”), through Sellers or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Sellers or any Seller Indemnified Party against any Buyer Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise.

(b)            Notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document, Buyer, on behalf of itself and its Affiliates and their respective representatives, covenants, agrees and acknowledges that no Person other than Sellers (and their successors or assignees, as applicable) has any obligation hereunder and that, neither Buyer, its Affiliates or its representatives, shall have any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any of Sellers’ former, current or future debt or equity financing sources, equity holders, controlling Persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents, or any former, current or future equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including Sellers, a “Seller Non-Recourse Party”), through Buyer or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Buyer against any Seller Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLERS:

BASIC ENERGY SERVICES,INC.

By:	/s/ Keith L. Schilling
Name:	Keith L. Schilling
Title:	President and Chief Executive Officer

BASIC ENERGY SERVICES, L.P.

By:	/s/ Keith L. Schilling
Name:	Keith L. Schilling
Title:	President and Chief Executive Officer

C&J WELL SERVICES,INC.

By:	/s/ Keith L. Schilling
Name:	Keith L. Schilling
Title:	President and Chief Executive Officer

KVS TRANSPORTATION,INC.

By:	/s/ Keith L. Schilling
Name:	Keith L. Schilling
Title:	President and Chief Executive Officer

Signature page to
Asset Purchase Agreement

BUYER:

BERRY CORPORATION (BRY)

By:	/s/ Danielle Hunter
Name:	Danielle Hunter
Title:	Executive Vice President and General Counsel

Signature page to
Asset Purchase Agreement

Exhibit A

(a)	Definitions.

“365 Contracts” means all Applicable Contracts and other executory contracts and unexpired leases to which a Seller is a party that relate to the Assets, in each case that may be assumed by one or more Sellers pursuant to section 365 of the Bankruptcy Code.

“Acquired Accounts Receivable” means the accounts receivable of Sellers attributable to the Business that are current assets, as determined in accordance with GAAP, as of the Measurement Time.

“Acquired Accounts Receivable Adjustment Amount” mean an amount equal to the sum of (i) the aggregate amount of Acquired Accounts Receivable for the accounts of California Resources Corporation, Aerea Energy LLC and Chevron Texaco and (ii) the product of 0.975 multiplied by the aggregate amount of all other Acquired Accounts Receivable (without duplication).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For such purposes, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alternative Transaction” means, other than the Transactions or any transactions effected in the Ordinary Course of Business, any (a) sale, transfer or other disposition, directly or indirectly, of all or substantially all of the Assets (except any such sale, transfer or other disposition to the extent permitted by Section 5.01(b)), (b) the consummation of any state court foreclosure action as to a material portion of the Assets or (c) successful credit bid transaction with respect to the Assets.

“Applicable Contracts” means (a) all Contracts to which a Seller is a party or is bound to the extent covering, attributable to or relating to any of the Assets or to which an Asset is subject or bound, (b) all Intellectual Property Agreements, (c) all Surface Leases and (d) all Vehicle Finance Leases, including without limitation, in the case of each of clause (a) of this definition, those Contracts described on Annex F.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, ordinance, code, rule, regulation, order, injunction or judgment adopted or promulgated by a Governmental Authority (or under the authority of the New York Stock Exchange) that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Applicable Schedule 3.06 Consent” means any Consent set forth on Disclosure Schedule 3.06 relating to an Applicable Contract for which the counterparty’s consent to assignment would be required for such Applicable Contract to be assumed and assigned to Buyer, after giving effect to sections 365(c)(1) and 365(f)(1) of the Bankruptcy Code.

“Assigned Contracts” means the Desired 365 Contracts and all other Applicable Contracts that are not 365 Contracts (other than Excluded Assets).

“Assumed Liabilities” means all of the following (in each case, other than Excluded Liabilities):

(a)       all Liabilities under or associated with or appurtenant to the Assets to the extent related to periods from and after the Closing Date (other than Excluded Liabilities and Property Expenses for which the Purchase Price is increased pursuant to Section 2.04(a)), including without limitation all such Liabilities arising out of the operation and/or ownership of the Assets from and after the Closing Date;

(b)       all Assumed Prepetition Accounts Payable;

(c)       subject to Section 2.16, all Postpetition Accounts Payable up to an aggregate maximum amount of $1,500,000;

(d)       subject to clause (f) of the definition of Excluded Liabilities, all Liabilities of the Sellers arising from or relating to the Assets arising under Environmental Law, including without limitation those related to the control, storage, handling, transporting and disposing of or discharge of all materials, substances and wastes from the Assets (including produced water, hydrogen sulfide gas, drilling fluids, NORM and other wastes);

(e)       all Liabilities with respect to the Cure Costs required to be paid by Buyer in accordance with Section 5.02(i);

(f)        Buyer Taxes;

(g)       all Liabilities required to be assumed by Buyer pursuant to Section 7.05(f), excluding any Liabilities specifically allocated to Sellers thereunder; and

(h)       all Debt that is described on Schedule 1.01 (the “Assumed Indebtedness”).

“Assumed Prepetition Accounts Payable” means the accounts payable attributable to the Assets that are specifically identified on Schedule 1.02 with respect to which the payees thereof have valid rights to assert or have asserted mechanics’ liens against customers of Sellers, in each case in such amount as is outstanding as of the Petition Date to the extent remaining outstanding as of the Measurement Time.

“Auction” means the auction for the sale of the Assets, if any, to be conducted in accordance with the Bid Procedures.

“Avoidance Action” means any claim, right or cause of action of Sellers arising under chapter 5 of the Bankruptcy Code and any analogous state or federal statutes and common law relating to the Assets, the Purchased Contracts and the Assumed Liabilities.

“Back-up Bidder” has the meaning set forth in the Bid Procedures Order.

“Back-up Termination Date” means the first to occur of (a) thirty (30) days after the entry of the order of the Bankruptcy Court approving an Alternative Transaction with a Successful Bidder other than Buyer or (b) consummation of an Alternative Transaction with the Successful Bidder (other than Buyer) at the Auction.

“Bankruptcy Code” means title 11 of the United States Code, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas or any other court having jurisdiction over the Bankruptcy Cases from time to time.

“Bid Procedures” means the Bidding Procedures, substantially in the form attached as Exhibit 1 to the Bid Procedures Order, with such changes, if any, as shall be reasonably acceptable in form and substance to Buyer and Sellers.

“Bid Procedures Order” means an order of the Bankruptcy Court, substantially in the form attached hereto as Exhibit H, with such changes, if any, as shall be reasonably acceptable in form and substance to Buyer and Sellers.

“Business” means the business of Sellers as conducted by Sellers in the State of California prior to and after the Petition Date and all other business activities reasonably related thereto or which flow therefrom or for which any Seller has taken reasonable steps to pursue, including, with respect to (i) well servicing and maintenance, including the installation and removal of downhole equipment and the completion of the well bore to initiate production of oil and natural gas business segment, (ii) the water logistics business segment (subject to clause (x) below), (iii) the trucking business segment, including the services provided through KVS and (iv) completion and remedial services segment, including fishing and specialized rental tool and equipment service lines and coiled tubing services line, in each case; provided that the Business shall not include (x) the operational midstream water logistic segment of Sellers conducted by or through Agua Libre Holdco LLC and its Subsidiaries or (y) any business segment of Sellers or their Affiliates conducted in geographic areas outside of the State of California, in each case prior to and after the Petition Date.

“Business Day” means any day, excluding Saturdays, Sundays or legal holidays, on which commercial banks are open for business in New York, NY.

“Business Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used or held for use primarily in the Business.

“Business IT Assets” means all systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches, and all other information technology equipment, in each case, used or held for use primarily in the Business.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Section 4.01 (Organization), Section 4.02 (Authorization and Authority), Section 4.03 (Enforceability), Section 4.05 (Brokers), Section 4.06 (Financial Ability) and Section 4.10 (Investigation).

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to consummate the Transactions or to perform its obligations hereunder and under the other Transaction Documents to which it is or will be a party.

“Buyer Taxes” means (a) any Taxes that are allocated to (or otherwise payable by) Buyer pursuant to Section 7.06(a) and (b) the portion of any Transfer Taxes allocated to Buyer pursuant to Section 7.06(b); provided, however, that “Buyer Taxes” shall not include any Seller Taxes.

“Buyer’s Knowledge” means the actual knowledge of Danielle Hunter, A.T. Smith, Cary Baetz and Fernando Araujo.

“Claim” means a claim against any Seller as defined in Bankruptcy Code section 101(5).

“Closing Date” means the date of the Closing.

“COBRA” means the continuation coverage requirements of sections 601 et seq. of the Employee Retirement Income Security Act of 1974 and section 4980B of the Code.

“Confidentiality Agreements” means the Confidentiality and Non-Disclosure Agreement between Buyer and Basic, dated effective as of August 2, 2021.

“Contract” means any contract, agreement undertaking, indenture, note, bond, mortgage, license, sublicense, sales order, purchase order or other instrument or commitment that purports to be binding on any Person or any part of its property, but excluding, however, (a) any lease, easement, right-of-way (including any Surface Leases) or other instrument, in each case, creating any real property interests, or (b) any Permit.

“Debt” means, without duplication, the aggregate amount of: (1) all indebtedness of the Sellers (including the principal amount thereof and, if applicable, the amount of accrued and unpaid interest thereon) (x) represented by bonds, debentures, notes or other securities, (y) with respect to any letters of credit (solely to the extent drawn and/or due and owing), bankers’ acceptances or surety, performance or other bonds or similar instruments or (z) for the repayment of money borrowed, (2) all obligations of Sellers under a lease of real or personal property which is classified as a capital lease or is required to be classified as a capital lease in accordance with the GAAP, (3) any payment obligation of any Seller under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement entered into for the purpose of limiting or managing interest rate risks or relating to derivative instruments or hedging activities and any liabilities related to any margin accounts in respect of commodity derivative instruments or hedging activities, (4) all indebtedness for borrowed money secured by any Lien existing on property owned by any Seller, (5) all guaranties of the Sellers in respect of indebtedness for borrowed money or other Debt of others the repayment of which is guaranteed by any Seller, (6) all deferred and contingent obligations for purchase price of property, services or assets purchased (assuming the maximum payment), in each case, solely with respect to acquisitions that have closed prior to the date hereof, and (7) all fees, expenses, premiums, penalties, breakage costs, change of control payments or make-whole payments related to any of the foregoing.

“Deposit Escrow Agreement” means that certain Escrow Agreement dated as of the Execution Date, by and among Sellers, Buyer and the Escrow Agent.

“Designation Deadline” means 5:00 p.m. (Central Prevailing Time) on the date that is two (2) days prior to the date of the Auction, or such later date as Buyer and Sellers shall mutually agree and, if applicable, as the Bankruptcy Court may authorize.

“Disclosure Schedule” means the letter dated as of the Execution Date, executed by Sellers and delivered to Buyer on the Execution Date in connection with the execution and delivery of this Agreement, which letter is identified therein as the Disclosure Schedule for purposes of this Agreement.

“Environmental Claim” means any obligation to affect cleanup or remediation under, or resolve noncompliance with, any Environmental Law and any Liability associated with or arising out of Environmental Law.

“Environmental Law” means any Applicable Law or any agreement with any Governmental Authority relating to the protection of human health and safety, the environment or to the release into the indoor or outdoor environment of pollutants, contaminants, wastes, chemicals, or toxic or other hazardous substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means any Person treated as a single employer with the Sellers under Section 414(b), (c), (m), or (o) of the Code.

“Escrow Account” means the escrow account established pursuant to the Deposit Escrow Agreement.

“Escrow Agent” means that certain Third Party that is a party, as escrow agent, to the Deposit Escrow Agreement.

“Excess Cure Costs” means, with respect to any individual 365 Contract, the amount of Cure Costs with respect to such 365 Contract that exceeds the amount set forth on the 365 Schedule for such 365 Contract as of the Designation Deadline (or, if any 365 Contract is first identified to Buyer by Sellers after the Designation Deadline, as of (1) Business Day after such identification) multiplied by 105%.

“Excluded Liabilities” means the following Liabilities of Sellers:

(a)        any indebtedness for borrowed money and other obligations evidenced by notes, bonds, debentures or similar instruments other than the Assumed Indebtedness;

(b)        any Liability to the extent arising out of any Excluded Asset;

(c)        any Liability for Seller Taxes;

(d)        except as provided in Section 7.05, any employee benefit plans (within the meaning of Section 3(3) of ERISA), and each other material retirement, welfare benefit, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, employment, retention, termination, or severance programs or agreements, in each case, pursuant to which any of any Seller currently has any obligation with respect to any Seller’s employees or former employees;

(e)        Liabilities relating to amounts to be paid by Sellers hereunder, including any brokers, advisory or similar fees;

(f)         any environmental Liabilities arising out of, or relating to: (A) Excluded Assets; (B) any properties other than the Properties; (C) any Liabilities that the Sellers or their Affiliates have assumed by Contract from a Third Party prior to the Closing Date that are not Purchased Contracts; (D) properties that Sellers do not own, lease or operate as of the Closing Date; (E) any environmental Liabilities that arise under a Contract that is not a Purchased Contracts; (F) any penalties, assessments or fines for violations of Environmental Law that occurred prior to the Closing Date; (G) environmental Liabilities that were discharged in any prior bankruptcy proceedings of any Seller or Affiliate thereof; and/or (H) any environmental Liabilities assumed from Sellers by any Third Party, pursuant to an Excluded Asset PSA or otherwise;

(g)        all Liabilities arising under section 503(b)(9) of the Bankruptcy Code;

(h)        other than the Assumed Prepetition Accounts Payable and the Postpetition Accounts Payable, all Liabilities owed to vendors, suppliers, service providers and customers that are provided goods or services to, or purchased products or services from, the Company prior to the Closing and all other Liabilities in respect of prepetition accounts payable or trade payables;

(i)         all Liabilities of any Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers, and any other Person;

(j)         all Liabilities in respect of any pending or threatened Proceeding arising out of, relating to, or otherwise in respect of the operation of the Business or the Assets to the extent such Proceeding relates to such operation on or prior to the Closing Date (including, for the avoidance of doubt, all of the Proceedings identified on Disclosure Schedules 3.08 and 3.16(b) and all Liabilities arising out of or resulting therefrom);

(k)        all product Liability or similar claim for injury to a Person or property that arises out of or is based upon any express or implied representation, warranty, agreement, or guaranty made by a Seller, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label, or warn of hazards or other related product defects of any products at any time manufactured or sold or any service performed by a Seller;

(l)         all recall, design defect, or similar claims of any products manufactured or sold or any service performed by any Seller prior to the Closing;

(m)       all Liabilities for injury to a Person or for any loss, damage, or injury sustained by any present or former employee or independent contractor of any Seller or any other Person while engaging in manufacturing, engineering or similar activities in connection with any Asset prior to the Closing;

(n)       all Liabilities to indemnify, reimburse, or advance amounts to any present or former officer, director, employee, agent or other Person of any Seller (including with respect to any breach of fiduciary obligations by same);

(o)       other than the Assumed Prepetition Accounts Payable and the Postpetition Accounts Payable, all Liabilities under any Contracts that are not validly and effectively assigned to Buyer pursuant to this Agreement;

(p)       all Liabilities arising out of, in respect of, or in connection with the failure by any Seller or any of their respective Affiliates to comply with any Applicable Law;

(q)       all accounts payable other than Assumed Prepetition Accounts Payable and Postpetition Accounts Payable; and

(r)        all other Liabilities of Sellers of any kind, whether known or unknown, contingent, matured, or otherwise, whether currently existing or hereinafter created, other than the Assumed Liabilities.

“Excluded Records” means any items, including items referenced in the definition of “Data,” that are (a) Tax records (other than Tax records described in Section 2.01(f)), (b) not transferable without payment of additional consideration (unless Buyer has agreed in writing to pay such additional consideration provided that Buyer shall be afforded the opportunity, in each instance to pay such consideration) or that Sellers and their Affiliates would not be able to otherwise compile and prepare for transfer using commercially reasonable efforts, (c) e-mails or other electronic files on Sellers’ or their Affiliates’ servers and networks (to the extent not primarily related to the Assets or Assumed Liabilities), (d) employee files and personnel records, (e) legal records and legal files of Sellers, including all work product of and attorney-client communications with Sellers’ legal counsel or any other documents or instruments that may be protected by an attorney-client privilege (but excluding any title opinions and excluding any legal records and legal files exclusively related to the Assets or Assumed Liabilities and reasonably determined by Buyer to be necessary for operation of the Business or the Assets in the ordinary course of business after the Closing), (f) economic projections, (g) data, correspondence, materials, documents, descriptions or records relating to the Auction, marketing, sales negotiation or sale of any of the Assets, including the existence or identities of any prospective inquirers, bidders or prospective purchasers of any of the Assets, any bids received from and records of negotiations with any such prospective purchasers and any analyses of such bids by any Person, (h) correspondence between or among any Seller or its Affiliate or their respective representatives, and any prospective purchaser other than Buyer, and correspondence between any Seller or its Affiliates or any of their respective representatives with respect to any of the bids, the prospective purchasers or the Transactions, or (i) originals of the Data that relate to both the Assets and any Excluded Assets and copies of all other Data.

“Existing Letters of Credit” means all performance bonds, surety bonds, letters of credit, guarantees, security deposits and similar assurances in effect as of the Execution Date that relate to the Assets.

“Expenses” means any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including attorneys’ and other professionals’ fees and disbursements incident to the foregoing.

“Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, (a) which has not been reversed, stayed, modified, amended, enjoined, set aside, annulled or suspended and (b) with respect to which no stay shall be in effect.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental unit, authority, department, court, administrative body, agency or official, including any political subdivision thereof, or any tribal authority.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under or for which Liability or standards of conduct may be imposed any Environmental Law.

“Indemnified Party” means a Party entitled to, or seeking to assert rights to, indemnification under Article X whether on behalf of itself or, with respect to Sellers, any of the Seller Indemnified Parties.

“Indemnifying Party” means a Party from whom indemnification is sought under Article X by an Indemnified Party.

“Intellectual Property” means: (a) inventions and invention disclosures; (b) patents and patent applications (including statutory invention registrations), industrial designs, and utility models and applications for any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of any of the foregoing and all rights to claim priority of any of the foregoing; (c) trademarks, service marks, logos, trade dress, trade names, domain names, and other indicia of commercial source or origin, including registrations and applications for registration thereof, and goodwill associated with any of the foregoing; (d) copyrights, including registrations and applications for registration thereof; (e) trade secrets, know-how, software, formulae, customer lists, data (including seismic data), processes, protocols, specifications, analyses, plans, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as notebooks, samples, studies and summaries); and (f) any other intellectual property.

“Intellectual Property Agreements” means any Contract for the development or ownership of any material Owned Intellectual Property.

“Liability” means any direct or indirect liability, indebtedness, obligation, commitment, expense, loss, claim, deficiency, or guaranty of or by any Person of any types, whether known or unknown, and whether accrued, absolute, contingent, matured or unmatured.

“Lien” means, with respect to any property or asset, any mortgage, lien, interest pledge, charge, security interest, or encumbrance, mechanics’ lien, materialman’s lien, statutory lien or right, and other consensual or non-consensual lien, whenever granted and including without limitation those charges or interests in property within the meaning of “lien” under section 101(37) of the Bankruptcy Code.

“Liquidating Trust” means a liquidating or similar trust as may be established with respect to Sellers’ estates in conjunction with the Bankruptcy Cases.

“Liquidating Trustee” means the trustees or other representative of the Liquidating Trust.

“Malicious Code” means any (i) back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program; (ii) virus, Trojan horse, worm, or other software routine or hardware component designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware, or data; and (iii) similar programs.

“Measurement Time” means 11:59 p.m. on the date immediately prior to the Closing Date.

“Non-Income Tax” means any Tax other than U.S. federal income Tax, income Tax imposed by any state or subdivision of the U.S. or any non-U.S. jurisdiction, and any franchise Tax (including the Texas Margin Tax), but including (without limitation) any property Tax, ad valorem Tax, severance Tax, excise Tax, production Tax, and sales and use Tax.

“Ordinary Course of Business” means the ordinary course of business of Sellers, consistent in all material respects with past custom and practice of Sellers, including reasonable and prudent changes in response to the COVID-19 pandemic and the governmental actions related thereto. Without limiting the effect of the foregoing, the term “Ordinary Course of Business” as used herein shall be no broader than the term “ordinary course of business” as used in section 363 of the Bankruptcy Code.

“Organizational Documents” means, with respect to any Person, the certificate or articles of incorporation, bylaws, certificate of formation or organization, partnership agreement, operating agreement, limited liability company agreement or any other similar organizational documents of such Person.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Sellers that is used or held for use primarily in the Business.

“Permits” means all governmental (whether federal, state or local) permits, licenses, franchises, certificates, approvals or other similar authorizations.

“Permitted Liens” means (i) all Applicable Laws and all rights reserved to or vested in any Governmental Authority: (1) to control or regulate the Assets in any manner, (2) by the terms of any right, power, franchise, grant, license or Permit issued by any Governmental Authority, or by any provision of Applicable Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture of any Asset; or (3) to enforce any obligations or duties affecting the Assets to any Governmental Authority with respect to any franchise, grant, license or permit; (ii) the terms, conditions, restrictions, exceptions, reservations, limitations and other matters contained (1) in the Assigned Contracts and (2) the Preferential Purchase Rights disclosed on Disclosure Schedule 3.13; (iii) Liens for Taxes or other governmental fees not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been recorded in accordance with the GAAP; (iv) Liens securing Assumed Liabilities; (v) utility easements, zoning, entitlement, building, subdivision, environmental and other similar restrictions; (vi) Liens created under Assigned Contracts, Permits, easements or rights-of-way, or by operation of law in respect of future obligations; and (vii) zoning and planning ordinances and municipal regulations.

“Person” means any person, entity or Governmental Authority of any nature whatsoever, specifically including an individual, firm, company, corporation, partnership, trust, joint venture, association, joint stock company, limited liability company, estate, unincorporated organization or other entity or organization.

“Petition Date” means the date of commencement of the Bankruptcy Cases.

“Plan” means, if applicable, the joint plan of reorganization of Sellers under chapter 11 of the Bankruptcy Court with respect to the Bankruptcy Cases.

“Postpetition Accounts Payable” means all accounts payable exclusively related to the Business or that are directly attributable to the maintenance and operation of the Assets (and not any Excluded Assets or other assets subject of any Excluded Assets PSA) with respect to which the payees thereof have valid rights to assert or have asserted mechanics’ liens against customers of Sellers, in each case that are incurred in the Ordinary Course of Business from the Petition Date until the Measurement Time and remain outstanding as of the Measurement Time.

“Proceeding” means any action, claim, demand, audit, hearing, complaint, investigation, litigation, or suit commenced, brought, conducted, or heard by or before any Governmental Authority.

“Properties” means the lands covered by the Surface Tracts and the Surface Leases.

“Property Expenses” means all expenses, charges, capital expenses, development expenses, workover expenses that are attributable to the ownership, maintenance and operation of Sellers’ interest in the Assets during the period in question, in each case, other than Taxes.

“Replacement Letters of Credit” means any Existing Letters of Credit that are provided as security for, or performance assurance under, any Asset, excluding the letters of credit described under the heading “Letters of Credit” on Disclosure Schedule 3.12.

“Representatives” means, with respect to any Person, the officers, directors, employees, members, managers, partners, investment bankers, attorneys, accountants, consultants or other advisors, agents or representatives of such Person, when acting in such capacity on behalf of such Person.

“Sale Hearing” has the meaning set forth in the Bid Procedures Order.

“Sale Order” means an order or orders of the Bankruptcy Court in the form and containing such terms, to the extent such terms pertain to the transactions contemplated by this Agreement, as are reasonably acceptable to Buyer and Sellers, approving this Agreement and all of the terms and conditions hereof, and approving and authorizing Sellers to consummate the Transactions.

“Seller Fundamental Representations” means the representations and warranties of Sellers set forth in Section 3.01 (Organization), Section 3.02 (Authorization and Authority), Section 3.03 (Enforceability) and Section 3.14 (Brokers).

“Seller Material Adverse Effect” means any change, effect, event, occurrence, condition, circumstance, state of facts or development that, individually or in the aggregate, (1) materially impairs the ability of any Seller to consummate the transactions contemplated by this Agreement or (2) has or would reasonably be expected to have a material adverse effect on (a) the ownership, operation, financial condition or value of the Assets, the Assumed Liabilities or the Business, considered as a whole; provided that any such material adverse effect that results from any of the following matters shall not be taken into account in determining whether a material adverse effect has occurred under clause (a) of this definition: (i) entering into this Agreement or the announcement of the Transactions; (ii) changes in financial or securities markets generally; (iii) changes in general economic or political conditions in the United States or worldwide; (iv) general economic changes in conditions or developments generally applicable to the oil and gas industry in the area where the Assets are located, including, but not limited to, changes in the market price of oil, natural gas or other hydrocarbon products or changes in general market prices in the produced water disposal, gathering and/or transportation industry generally; (v) acts of God, including hurricanes, storms or other naturally occurring events; (vi) effects arising from changes in laws or regulations from and after the Execution Date; (vii) matters disclosed on Disclosure Schedules 3.05(b), 3.07 and 3.08; (viii) actions taken or omissions made after the Execution Date that are expressly contemplated by this Agreement or are taken or made with the express written consent of Buyer; (ix) any epidemic, pandemic or disease outbreak (including the COVID-19 virus) or hostilities, terrorist activities or war or any similar disorder and, in each case, governmental actions related thereto; (x) matters that are fully cured or no longer exist by the earlier of Closing and the termination of this Agreement, including matters to the extent a purchase price adjustment is provided for under this Agreement; (xi) any change in laws or in GAAP and any interpretations thereof from and after the Execution Date; (xii) the commencement or pendency of the Bankruptcy Cases and the impact on the Business as a result of the commencement or pendency of the Bankruptcy Cases; (xiii) the departure of officers, managers or directors of Sellers after the Execution Date; and (xiv) any objections in the Bankruptcy Court to (A) this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, (B) the reorganization of any Seller and any related plan of reorganization or disclosure statement, or (C) the Bid Procedures or the sale motion; provided that the matters described in the foregoing clauses (ii), (iii), (iv), (v), (vi) and (ix) shall be taken into account in determining the occurrence or existence of a “Seller Material Adverse Effect” to the extent any such matter has, or would reasonably be expected to have, a disproportionate effect on the business, operations, assets, rights, liabilities, properties, financial condition or results of operations of the Assets, the Assumed Liabilities or the Business, taken as a whole, relative to the other Persons in the industries and locations in which Sellers operate; or (b) the ability of Sellers to perform their respective obligations under the Transaction Documents or consummate the Transactions.

“Seller Taxes” means (a) any Taxes (other than Non-Income Taxes or Transfer Taxes) of Sellers of its Affiliates, (b) any Taxes allocated to Sellers under the provisions of this Agreement, (c) the portion of any Transfer Taxes allocated to Sellers pursuant to Section 7.06(b), (d) any Taxes (other than Taxes described in clause (a), (b) or (c) of this definition) imposed on or with respect to the ownership, use, or operation of the Assets attributable to any period, or portion thereof, ending prior to the Closing Date, and (e) any Taxes imposed on or with respect to the Excluded Assets.

“Sellers’ Knowledge” means the actual knowledge of Keith L. Schilling, Adam Hurley, James F. Newman and Jack Renshaw.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Successful Bidder” has the meaning set forth in the Bid Procedures Order.

“Tax” means any tax, duty, impost, levy, fee assessments, governmental fee or other like assessment or charge of any kind whatsoever (including, without limitation, any net or gross income, net or gross receipts, net or gross proceeds, capital gains, capital stock, sales, use, user, leasing, lease, transfer, natural resources, premium, ad valorem, value added, franchise, profits, gaming, license, capital, withholding, payroll or other employment, estimated, goods and services, severance, excise, stamp, fuel, interest equalization, registration, recording, occupation, premium, turnover, personal property (tangible and intangible), real property, alternative or add-on, windfall or excess profits, environmental (including Section 59A of the Code), social security, disability, and unemployment taxes), together with any interest, penalty, addition to tax or additional amounts assessed or imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition, administration or collection of any such tax (domestic or foreign), in each case, whether disputed or not, and any liability for any of the foregoing payable by reason of contract or assumption, as transferee or successor of another Person, by operation of law or otherwise.

“Tax Return” means any return, filing, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” has the meaning set forth in the definition of Tax.

“Third Party” means any Person other than a Party or its Affiliates.

“Transaction Documents” means this Agreement, the Assignment and Bill of Sale, the Assumption Agreement, the Surface Deeds, the Intellectual Property Assignment, the Deposit Escrow Agreement any other agreement between or among Buyer and any Seller that expressly states that it constitutes a Transaction Document for purposes of this Agreement, and all other agreements, documents and instruments entered into by Buyer, on the one hand, and a Seller, on the other hand, as of or after the Execution Date and at or prior to Closing in connection with the transactions contemplated hereby (as each such document, agreement and instrument may be amended, supplemented or modified).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the purchase and sale of Assets for the Purchase Price and the assumption of the Assumed Liabilities in accordance with this Agreement and the other Transaction Documents.

“Willful Breach” means, with respect to any Party, that such Party knowingly does one or more of the following: (a) such Party willfully and intentionally breaches in any material respect (by refusing to perform or taking an action prohibited) any material pre-Closing covenant, obligation or agreement applicable to such Party, or (b) such Party willfully and intentionally causes any of its representations or warranties under this Agreement to not be true and correct in all material respects after the Execution Date and prior to the Closing Date. For clarify, if a Party is obligated hereunder to use its commercially reasonable efforts to perform an action or to achieve a result, the failure to use such commercially reasonable efforts would constitute a willful and intentional breach of this Agreement.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
365 Schedule	5.02(a)
Accounting Firm	7.06(c)
Adjusted Purchase Price	2.03
Agreement	Preamble
Allocation	7.06(c)
AR/AP Reduction Amount	2.04(a)(iii)
Assets	2.01
Assignment and Bill of Sale	2.05(c)(i)
Assumed Indebtedness	Exhibit A – within “Assumed Liabilities”
Assumption Agreement	2.05(c)(ii)
Audit Fees	2.06(f)
Bankruptcy Cases	Recitals
Basic	Preamble
Basic LP	Preamble
Break-Up Fee	9.03(a)
Buyer	Preamble
Buyer Non-Recourse Party	11.15(a)
C&J	Preamble
Cap	10.07
Casualty or Condemnation Loss	7.09
Chosen Courts	11.06
Closing	2.05
Closing Amount Excess	2.07(a)
Closing Amount Shortfall	2.07(b)
Closing Date Adjusted Purchase Price	2.04(d)(i)
Closing Statement	2.04(d)(i)

Term	Section
Code	3.11(j)
Compensation Schedule	7.05(b)
Consent	3.06
Consent Notice	2.12
Continuing Employee	7.05(b)
Cure Costs	5.02(i)
Data	2.01(f)
Desired 365 Contracts	5.02(b)
Employment Offer	7.05(a)
End Date	9.01(b)
Environmental Permits	3.07(b)
Equitable Limitations	3.03
Escrow Funds	2.09(a)
Excess Recovery Amount	7.08
Excluded Asset PSA	5.03(c)
Excluded Assets	2.02
Execution Date	Preamble
Expense Reimbursement	9.03(a)
Final Settlement Statement	2.06(a)
Improvements	3.15(a)
Indemnification Claim	10.03(a)
Intellectual Property Assignment	2.05(c)(vi)
Joint Written Instructions	2.09(b)(ii)
Loss	10.02(a)
Losses	10.02(a)
KVS	Preamble
Leased Real Property	3.15(b)
Material Contract	3.05(a)
Material Customer	3.19
Material Supplier	3.19
Objection Notice	2.06(c)
Owned Real Property	3.15(a)
Party	Preamble
Parties	Preamble
Post-Closing Consent Period	2.12(c)
Potential Bidder	7.02(e)
Preferential Purchase Rights	3.13
Prorated Expense Items	2.04(c)(ii)
Purchase Price	2.03
Purchase Price Escrow Amount	2.09(b)(ii)
Purchased Contracts	2.01(e)
Purchased Intellectual Property	2.01(l)
Real Property	3.15(b)
Real Property Lease	3.15(b)
Real Property Leases	3.15(b)

Term	Section
Referee	2.06(d)
Registered Intellectual Property	3.09(b)
Required Consent	2.12(a)
Schedule Update Notice	7.07
Seller	Preamble
Sellers	Preamble
Seller Employee	7.05(a)
Seller Indemnified Parties	10.02(a)
Seller Non-Recourse Party	11.15(b)
Surface Deeds	2.05(c)(iii)
Surface Leases	2.01(b)
Surface Tracts	2.01(a)
Taxing Authority	Exhibit A – within “Tax”
Transfer Taxes	7.06(b)
Union	3.05(a)(viii)
Vehicles	2.01(g)
Vehicle Finance Leases	2.01(g)
WARN Act	3.16(d)

(a)	References and Rules of Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein and defined herein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. The word “or” will have the inclusive meaning represented by the phrase “and/or.” The phrase “and/or” when used in a conjunctive phrase, shall mean any one or more of the Persons specified in or the existence or occurrence of any one or more of the events, conditions or circumstances set forth in that phrase; provided, however, that when used to describe the obligation of one or more Persons to do any act, it shall mean that the obligation is the obligation of each of the Persons but that it may be satisfied by performance by any one or more of them. “Shall” and “will” have equal force and effect. The word “extent” in the phrase “to the extent” shall mean the degree or proportion to which a subject or other things extends, and such phrase shall not mean simply “if.” References to any date shall mean such date in Fort Worth, Texas and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:01 a.m. on the applicable date in Fort Worth, Texas. If a date specified herein for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day. All references to immediately available funds or dollar amounts contained in this Agreement shall mean United States dollars. THE PARTIES AGREE THAT THE BOLD AND/OR CAPITALIZED LETTERS IN THIS AGREEMENT CONSTITUTE CONSPICUOUS LEGENDS.

Exhibit B

ASSIGNMENT AND BILL OF SALE

[Omitted]

Exhibit C

ASSUMPTION AGREEMENT

[Omitted]

Exhibit D

SURFACE DEED

[Omitted]

Exhibit E

SELLER CERTIFICATES

[Omitted]

Exhibit F

INTELLECTUAL PROPERTY ASSIGNMENT

[Omitted]

Exhibit G

BUYER CERTIFICATE

[Omitted]

Exhibit H

BID PROCEDURES ORDER

[Omitted]

Exhibit I

ALLOCATION METHODOLOGIES

[Omitted]